SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Eletrobras

INTRODUCTION ....

1 CONSOLIDATED RESULT ANALYSIS ....

2 PARENT COMPANY INCOME STATEMENT ANALYSIS ....

3 GENERAL INFORMATION ....

Contact IR:
ombudsman-ri@eletrobras.com |
www.eletrobras.com.br/ri |

Conference Call in Portuguese
March 22, 2022
14:30 (Brasilia)
12:30 (USA Eastern time)
17:30 (United Kingdom team)
LInk: https://tenmeetings.com.br/ten-events/#/webinar?evento=Eletrobras4T21_650

Conference Call in English
March 22, 2022
2:30 p.m(Brasilia)
12:30 p.m. (USA Eastern time)
5:30 p.m. (United Kingdom time)
Zoom Link: https://tenmeetings.com.br/ten-events/#/webinar?evento=Eletrobras4T21_650

Visit Eletrobras' IR Ombudsman, an exclusive platform for receiving and submitting suggestions, complaints, compliments and requests from people regarding the securities market online on our Investor Relations website:

REPORT PREPARATION :

Superintendent of Investor Relations
Paula Prado Rodrigues Couto

Capital Market Compliance Department
Bruna Reis Arantes

EBR & EBR.B LISTED NYSE

LATIBEX XELTO & XELTB

ICO2 B3

IG SEST NIVEL 1

Pacto Global Rede Brasileira

Marketletter 4Q21

INTRODUCTION

Rio de Janeiro, March 18, 2022

Eletrobras (Centrais Elétricas Brasileiras S.A.)
[B3: ELET3 and ELET6 - NYSE: EBR and EBR-B - LATIBEX: XELTO and XELTB]

Eletrobras, the largest company in the electric energy sector in Latin America, which operates in the generation, transmission and commercialization segment, controlling 5 operating subsidiaries and a holding company – Eletropar –, a research center – Cepel, holding 50% of the Itaipu Binacional’s share capital and, on December 31, 2021, with direct and indirect participation in 81 Specific Purpose Companies, on this date, announces its results for the fourth quarter of 2021.

4th QUARTER 2021

Eletrobras presented, in the year ended December 31, 2021, a profit of R$ 5,714 million, lower than the profit obtained in 2020, which was R$ 6,387 million, a reduction of 11%. Despite the 26% improvement in gross revenue, which increased from R$ 35,228 million in 2020 to R$ 44,431 million in 2021, the 2021 result was negatively influenced by operating provisions, which had a net increase of R$ 7,519 million, with an emphasis on the increase of 10,897 million related to the compulsory loan. The result was positively affected by the Renegotiation of Hydrological Risk, in the amount of R$4,266 million, due to Aneel Resolution No. 2,932 and 2,919/21, which approved the extension of the grant terms of several Eletrobras’ hydroelectric plants and by the accounting of the results of the reprofiling of RBSE's financial component, in the amount of R$ 4,859 million.

In the fourth quarter of 2021 (4Q21), the Company presented a net income of R$ 610 million, lower than the profit of R$ 1,269 million in profit obtained in the fourth quarter of 2020 (4Q20). The 4Q21 result was positively impacted by Eletrobras' operational performance, especially the generation segment. Another positive highlight of the quarter was the reduction in the cost of PMSO by 9%. Although there was an increase of R$803 million related to the compulsory loan, contingencies reduced R$1,664 million in 4Q21.

The positive effects of 4Q21 were negatively impacted by operational provisions, with emphasis on the PCLD of R$ 1,036 million referring to the risk of credits to be received by the holding company and Eletronorte, from the distributor Amazonas Energia, a provision related to uncovered liability of SPE Santo Antônio Energia of R$706 million (in addition to the loss of R$697 million in equity interests for the same SPE).

Net Operating Revenue increased from R$ 9,013 million in 4Q20 to R$ 11,492 million in 4Q21, a growth of 27%, influenced by the better performance in bilateral contracts and higher settlement revenue with CCEE, especially the sale of imported energy from Uruguay. In the negative value of -R$ 299 million in 4Q20, EBITDA IFRS increased to R$ 2,402 million in 4Q21. Recurring Net Operating Revenue grew 21%, from R$ 9,157 million in 4Q20 to R$ 11,101 million in 4Q21. Recurring EBITDA increased by 16%, from R$4,575 million in 4Q20 to R$ 5,296million in 4Q21. The recurring growth demonstrates the improvement in the Company's operating performance.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	3

Marketletter 4Q21

4Q21 Other Highlights

Net Debt of R$21,641 million and LTM Recurring EBITDA of R$20.9 billion, forming a Net Debt/LTM Recurring EBITDA ratio of 1.03.

+R$ 439 million of Fixed Assets in Progress - AIC credits, not priced in the privatisation value of these distributors and which had contractual provision to be paid after recognition by ANEEL at BRRL.

-R$ 349 million of labor provisions at CGTEletrosul, referring to the value update of various individual processes and work of remeasurement and reclassification of processes
Total negative effect of -R$ 1.403 million from the participation in the SPE Santo Antônio
-R$ 252 million reduction of nuclear fuel elements with no prospect of future use by oxidations in fuel rods

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	4

Marketletter 4Q21

Table 01: Key Indicators (R$ Million)
2021	2020	%		4T21	4T20%
126.5	139.6	-9.4%	Energy Sold - Generation GWh (1)	32.5	36.4	-11%
44,431	35,228	26%	Gross Revenue	13,378	10,642	26%
44,357	35,663	25%	Recurring Gross Revenue (2)	12,987	10,789	20%
37,616	29,081	29%	Net Operating Revenue	11,492	9,013	28%
37,542	29,508	28%	Recurring Net Operating Revenue (3)	11,101	9,157	21%
15,132	10,487	44%	EBITDA	2,402	-299	-903%
20,857	13,978	36%	Recurrent EBITDA (4)	5,296	4,575	16%
40%	36%	4,16	EBITDA Margin	21%	-3%	23.09
55%	47%	9,61	Recurring EBITDA Margin	46%	50%	-22.33
44,016	47,002	-6%	Gross Debt without RGR of third parties	44,016	47,002	-6%
21,641	20,335	6%	Recurring Net Debt	21,641	20,335	6%
1,0	1.5	-33%	Recurring Net Debt/ Recurring LTM EBITDA	1	1.5	-33%
5,714	6,387	-11%	Net profits	610	1,269	-52%
4,678	3,122	50%	Investments	2,151	1,733	24%
12,126	12,527	-3%	Employees	12,126	12,527	-3%

(1) Does not consider the energy allocated to quotas, of the plants renewed by Law 12.783/2013;

(2), (3) and (4) Detailed adjustments to the consolidated analysis are presented below.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	5

Marketletter 4Q21

1       ANALYSIS OF
CONSOLIDATED INCOME (R$ MILLION)

Table 02: Consolidated Income
2021	2020	INCOME STATEMENT	4T21	4T20
26,055	22,270	Generation Revenue	7,922	6,205
17,450	12,248	Transmission Revenue	5,080	4,677
926	711	Other Revenue	375	260
44,431	35,228	Gross Revenue	13,377	10,462
-6,815	-6,148	Deductions from Revenue	-1,885	-1,628
37,616	29,081	Net Operating Revenue	11,492	9,013
-6,189	-7,959	Energy resale, network, fuel and construction	-3,143	-2,431
-9,339	-9,176	Personnel, Material, Services and Others	-3,022	-3,333
-2,081	-1,863	Depreciation and Amortization	-673	-463
-14,893	-7,374	Operating Provisions	-3,524	-4,247
5,114	2,709		1,129	-1,461
1,868	1,671	Equity interests	161	708
4,859	4,228	Regulatory Remeasurements - Transmission Contracts	-	-
1,211	16	Other Revenues & Expenses	439	-9
13,051	8,624		1,729	-762
-2,056	-1.672	Financial Income	-935	425
10,994	6,953	Pre-tax income statement	795	-337
-5,281	-565	Income Tax and Social Contribution	-185	1,606
5,714	6,387	NET INCOME FOR THE PERIOD	610	1,269

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	6

Marketletter 4Q21

Table 03: Recurring Consolidated Income
2021	2020	Recurring Financial Statement*	4Q21	4Q20
25,973	22,705	Generation Revenue Recurring	7,601	6,353
17,450	12,248	Transmission Revenue Recurring	5,011	4,177
934	711	Other Revenues Recurring	375	260
44,357	35,663	Gross Revenue Recurring	12,987	10,789
-6,815	-6,155	Deductions from Revenue Recurring	-1,886	-1,632
37,542	29,508	Net Operating Revenue Recurring	11,101	9,157
-10,511	-7,828	Energy resale, grid, fuel and construction	-3,503	-2,422
-8,556	-8,224	Personnel, Material, Services and Others Recurring	-2,693	-2,596
-2,008	-1,863	Depreciation and Amortization Recurring	-673	-463
-183	-1,149	Operating Provisions Recurring	-467	-272
16,284	10,444		3,765	3,404
2,565	1,671	Shareholdings Recurring	858	708
18,849	12,115		4,623	4,112
-1,428	-1,192	Financial Income Recurring	-713	408
17,421	10,923	Income before tax Recurring	3,910	4,519
-3,572	-1,432	Income tax and social contribution Recurring	-341	-121
13,849	9,491	Net Income for the year Recurring	3,569	4,398

* Non-recurring Adjustments mentioned in the Highlights.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	7

Marketletter 4Q21

1.1 MAIN INCOME STATEMENT VARIATIONS

Highlights in the Analysis 4Q20 X 4Q21

Operating Revenue

Table 04: Generation Revenue
Operating Revenue – Generation	4Q21	4Q20%		2021	2020	%
Generation Revenues
Energy supply to distribution companies	4,462	3,868	15%	15,261	14,426	6%
Supply	922	691	33%	3,335	2,661	25%
CCEE	1,459	453	222%	3,090	1,176	163%
Operation and Maintenance Revenue	1,084	1,071	1%	4,220	3,982	6%
Construction Revenue	44	15	193%	82	38	116%
Itaipu Transfer	-50	107	-147%	66	-14	-571%
Generation Revenues	7,922	6,205	28%	26,055	22,270	17%
Non-recurring events
(-) Disruption of Angra I and II Retroactive and Inflexibility	-	163	-100%	-	473	-100%
Variable plot/energy deviation	-277	-	100%	-	-	-
(-) Generation Construction	-44	-15	193%	-82	-38	-116%
Recurring Generation Revenue	7,601	6,353	20%	26,055	22,705	14%

variation analysis 4Q20X4Q21

ENERGY Supply TO DISTRIBUTION COMPANIES

•	At Furnas (+R$ 305 million): (i) Greater amount traded in the ACL supply for the period (1,924 GWh in 2021 versus 538.2 GWh in 2020), which added to the 13% increase in the average price of the negotiated energy, represented an increase of R$ 59 million; (ii) Price adjustment of ACR contracts quantity (IPCA), equivalent to R$ 19 million; (iii) The largest generation dispatch from the Santa Cruz plant, of 667,084 MWh in the period for 2021, and in the same period in 2020 was dispatched at 175,396 MWh, representing an increase of R$ 224 million.
•	At Eletronuclear (+R$ 252 million): (i) the lowest fixed revenue from the Angra 1 and 2 plants, according to ANEEL Homologatory Resolutions No. 2,821 and 2,661/2019, of +R$ 856.1 million in 4Q21 and +R$ 931.6 million in 4Q20, was fully offset by the (ii) positive reversal of the negative energy deviation that had been estimated up to 3Q21, in the amount of +R$ 277.1 million, since ANEEL, through Order No. 3,155, authorized ONS to disregard the outages or operational restrictions identified in the generation assets, proven to be exclusively associated with the Covid-19 pandemic, while in 4Q20 the record of negative energy deviation of 4Q20 and 3Q20, was in the net amount of -R$ 50.5 million.
•	At CGT Eletrosul (+ R$ 192 million): (i) an increase of R$ 205.1 million in ACR revenue, offset by a reduction of R$ 13.1 million in ACL revenue. The increase in ACR revenue is mainly due to factors linked to UTE Candiota III, such as: (a) an increase of R$ 61 million related to the provision for reimbursement for inflexibility that occurred in 4Q20 and that was not repeated in 4Q21; (b) reduction in reimbursement for unavailability in the period, increasing to R$ 78.9 million in revenue; and (c) an increase of R$ 47.1 million in variable revenue of this plant; (ii) an 8.7% increase in the prices of the sales contracts of this ACR environment, which added R$ 20.8 million in revenues; offset by (iiii) reduction in the amount sold, from 448 MWm in 4Q20 to 443 MWm in 4Q21, which reduced revenue by R$ 2.7 million; (iv) In ACR, the reduction in revenue of R$ 13.1 million is due to: (a) negative variation of 12% in the average sales price, representing a reduction of R$ 20.6 million in revenues; attenuated by (b) an average increase of 18 MW in energy sold, generating a gain of R$ 7.5 million in revenues.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	8

Marketletter 4Q21

•	At Eletronorte (+R$ 119 million): (i) for the increase of R$ 96 million in revenue from the Amazon thermoelectric plants, which occurred in the face of an average increase of 14% in the Contractual Prices of the CAPITAL's PIEs, linked to the IGPM, which had a 23.4% change, annual adjustment of the contracts of the PIEs of the Interior through the IPCA index of 11%; (ii) for the increase of R$ 46 million in sales in the ACL by UHEs Tucuruí and Samuel (4Q20: R$ 712 million x 4Q21: R$ 759 million), even with a 43% reduction in the amount of energy sold (4Q20: 3,036 MWmed x 4T21: 1,740 MWmed), due to the 85% increase in the sales price (4Q20: R$ 106/MWh x 4Q21: R$ 198/MWh); (iii) regarding the sales revenue in the ACR by UHE Tucuruí, there was a 91% reduction, R$ 23 million (4Q20: R$ 25 million x 4Q21: R$ 2 million), caused by the termination of the products of the 18th Auction, which were sold at R$ 175/MWh and in the beginning of the 23rd auction billing with a price of R$ 167/MWh, which reduced the energy sold by 90% (4Q20: 66 MWmed x 4Q21: 7 MWavg).

Supply for end consumers

•	At Eletronorte (+R$192 million):(i) an increase in Albrás' revenues by R$ 179 million (800 MWmed of contract), due to the adjustment of the base price and the variations in the parameters, defined in the contract, used to calculate the final sales price: aluminum price, dollar and regulatory fees: (a) update by IGP-M of 32% of the base price, from R$ 134.77/MWh to R$ 177.92/MWh; (b) 53% increase in average aluminum prices (4Q20: US$1,850 x 4Q21: US$ 2,822); (c) increase of 3% of the average conversion rates of the dollar (4Q20: R$ 5.40/US$ x 4Q21: R$ 5.58/US$); (ii) positive variation of R$ 13 million due to the seasonalization and adjustment of the other sales contracts of the UHE Tucuruí.

CcEE

•	In the holding company (+R$964 million): sale in the short-term market of CCEE, as energy import from Uruguay, corresponding to 668.3 GWh of energy, while, 4Q20, there was revenue recognition in the amount of R$ 201 million.

•	At Eletronorte (+229 million): (i) in relation to UHEs Tucurui, Samuel and Curua-Una, increase of 422 MWmed of energy to be settled in the MCP (4Q20: deficit of 196 MWmed x 4Q21: 226 MWmed) due to the 44% reduction of sales through bilateral contracts (4Q20: 3,102 MWmed x 4Q21: 1,746 MWmed); (ii) concerning the UHE Balbina, UTE Mauá 3 and UTE Aparecida, incorporated by Eletronorte in July 2021, there was an increase of R$ 84 million due to the increase in generation by 3% (4Q20: 740 MWmed x 4Q21: 763 MWmed), which generated a higher thermal power plant availability receipt, R$ 64 million (4Q20: payment of R$ 26 million x 4Q21: receipt of R$ 42 million).

Effects partially offset by:

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	9

Marketletter 4Q21

•	At Chesf (-R$171 million): (i) agreement made in the context of the judicial process that discussed the GSF, according to Law No. 14,052/2020, and loss, as of June/2021, of the effects of the respective judicial injunction that protected Chesf from the effects of GSF, while in 2020, it was valid throughout the year, which led to an average GSF of 68% (4Q21) against an average GSF of 95% (4Q20), due to the injunction. Additionally, there was a reduction in PLD R$230/MWh (4Q20) against PLD R$135/MWh (4Q21).

Operation and Maintenance Revenue - Plants Renewed by Law 12.783/2013

•	In the subsidiary Chesf (+R$16 million): (i) annual RAG readjustment of approximately 6.5%, according to Ratifying Resolution 2902/2021 (2021-2022 cycle); and the impact of the reduction of CFURH in 2021 compared to 4Q20 (about R$19 million).

Construction Revenue - generation

•	In the subsidiary Furnas (R$ 28 million): Higher level of investment made in 4Q21, but with no effect for results, as it has an equivalent value in construction expenditure. We highlight the variations that occurred in the LCB de Carvalho plants, in the amount of 10.27 million ( 4Q20 = 750 thousand and in 4Q21 = 11.02 million), and Marimbondo, in the amount of 20.62 million ( 4Q20 = 4.15 million and in 4Q21 = 24.78 million).

Itaipu Transfer

•	In the holding company (-R$ 156 million): (i) Change in the rate on which the monetary update calculated based on U.S. price indices Commercial Price and Industrial goods, incidents on Itaipu's financial assets that compensated the exchange variation recorded on that asset, recognized by the Interministerial Ordinance ME/MME No. 374, of November 6, 2020, which determines Itaipu's revenue.

VARIATION ANALYSIS of 2021 x 2020

•	Revenue stemming from the Power Generation segment increased by 17% in 2021, approximately R$ 3,784 million compared to 2020, mainly influenced by CCEE's variation of R$ 1,914 million, of which R$ 1,222 million in the holding company, related to the energy import from Uruguay, corresponding to 1,116 GWh. Increase of R$ 836 million in supply with emphasis to Furnas, increase of R$ 360 million due to: (i) increase of 81 GWh of energy traded in the ACL Supply, price adjustment of ACR quantity contracts (IPCA, R$ 43 million); (iii) increase in the total variable revenue of the Santa Cruz Thermal Power Plant in the period, of R$ 244 million in this item only. At CGT Eletrosul, there was an increase of R$ 277 million due to the R$ 240 million increase in ACR revenue, of which R$ 91.9 million related to the provision for reimbursement for inflexibility that occurred in 2020, with no occurrence in 2021; reduction in reimbursement for unavailability in the period, an increase of R$ 50.2 million in variable revenue of this plant; an increase of 6.1% in the prices of contracts for the sale of this environment. At Eletronorte, is highlighted the increase of R$ 1,452 million in revenue from the Plants, incorporated by Eletronorte, in 2021, in addition to an average increase of 14% in contractual prices linked to IGPM, and an increase in the UTEs of the Interior caused by the annual adjustment of prices corrected by IPCA. In supply, in Eletronorte there was also an increase with emphasis on Albras' revenues of R$ 510 million, due to the adjustment of the base price and variations in the parameters used to calculate the final selling price: aluminum price, dollar and regulatory fees.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	10

Marketletter 4Q21

Table 05: Transmission Revenue

Operating Revenue - Transmission	4Q21	4Q20%		2021	2020	%
Transmission Revenues	5,080	4,177	22%	17,450	12,248	42%
O&M Revenue - Renewed Lines	1,393	1,279	9%	4,877	4,361	12%
O&M Revenue	277	198	40%	1,091	1,082	1%
Construction Revenue	471	311	51%	1,536	778	97%
Contractual Revenue - Transmission	2,938	2,389	23%	9,947	6,026	65%
Recurring Transmission Operating Revenue	5,080	4,177	22%	17,450	12,248	42%
Non-recurring events
Readjustment of the monthly tariff for the transport of energy from Itaipu Binacional	-69	-	100%	-	-	-
Recurring Transmission Revenue	5,011	4,177	100%	17,450	12,248	100%

variation analysis of 4T20 X 4T21

O&M Revenue - plants Renewed by Law 12,783/13

•	In the subsidiary Chesf (+R$222 million): (i) REH Aneel 2,895/21, which includes, among other aspects, the adjustment of cycle 21/22, including the effects of the tariff revision of CC 061/2001, related to the period from Jan/13 to Jan/18), the recognition of RAPs of reinforcements without previously established revenue and improvements included by ANEEL for the 2021/2022 cycle.

Partially compensated by:

In the subsidiary Eletronorte (-R$ 71 million): Reduction of R$ 201 million in revenue invoiced contract 058/2001, since the revenue approved by Resolution 2,959/2021 was mainly impacted by the reprofiling, even with the positive variation in the IPCA between the cycles; compensated in part by (ii) Increase in revenue of R$ 130 million, due to the decrease in the amortization amount, reduced from R$ 123 million monthly to R$ 80.3 million monthly due to the Tariff Review process of contract 058/2001, resulting, therefore, in reducing amortization from an average of R$ 123 million monthly to R$ 80.3 million monthly in 2021, due to the Tariff Review process of contract 058/2001.

•	In the subsidiary Furnas (-R$37 million): (i) exchange of tariff cycles, based on the current regulations - REH No. 2.959/21; e (ii) because of the aforementioned resolution, a difference was also charged in October/21 in relation to facilities dedicated to Itaipu Transport of around 60 million, considered non-recurring. According to Articles 2 and 3 of REH 2,958/21 (formerly REH 2896/21), retroactive effects to July/21 were considered in revenue, i.e., the amounts charged in the invoices for July, August and September/21 were added to the revenues of October/21. There was an adjustment of the monthly tariff of energy transportation from Itaipu Binacional.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	11

Marketletter 4Q21

O&M Revenue - Exploration Scheme

•	In the subsidiary Eletronorte (+R$52 million): (i) an increase of R$ 58.5 million in invoiced revenue, which was mainly impacted by the adjustment/revision of the cycle, according to homologatory resolution 2,959/2021. That increase could have been greater, however, there was a reduction in the Adjustment Portion and greater unavailability in 2021, partially offset by (ii) reduction in revenue due to the increase of R$ 6.4 million in amortization.
•	At CGT Eletrosul (+R$14 million): The variation is mainly explained by: (i) Adjustment of Concession Contracts 010/2005 and 004/2004 by IGPM index for the 2021/2022 cycle, approximately 37%; (ii) For the other contracts, the adjustment by the IPCA was approximately 8%.

Construction Revenue - transmission

•	CGTEletrosul (R$ 64 million): (i) increase in the volume of transmission projects being built by the company in 4Q21, totaling R$ 109.6 Million, compared to the same period of 2020 with R$ 52.4 Million. The investments are linked to ANEEL's authorizing resolutions and improvements to the existing system.
•	Furnas (+R$ 50 million): (i) difference in the construction revenue of the contracts tendered, which the value in 4Q20 totaled R$ 10.89 million, while in 4Q21, it was R$ 3.55 million. (ii) However, in contract 062/01 (renewed), the value in 4Q20 totaled R$ 62.06 million and, in 4Q21, the value was R$ 120.4 million, both updated to a construction margin of 1.006%.

Contractual Revenue - Transmission

•	Chesf (+R$ 252 million), Eletronorte (+R$ 50 million) and Furnas (+R$ 43 million): (i).especially, due to inflationary variation (IPCA) between the periods highlighted, considering that the IPCA of 4Q20 was 2.39% and the IPCA of 4Q21 was 3.36%.

VARIATION ANALYSIS 2021x2020

•	The growth was mainly influenced by: (i) increase in contractual revenue, which had an increase in indexers of correction of contracts with an update based on the IPCA, which ranged from 4.3% in 2020 to 9.63% in 2021, (ii) change in the balance of contractual assets due to adjustments resulting from the consolidated tariff revisions according to ANEEL Resolution 2895/2021; and (iii) reestimates of the evolution of execution of the ongoing transmission projects and (iv) recognition of RAP by ANEEL of a project concluded, in particular, Furnas contract 062.
Table 06: Other Operating Revenue

Operating Income	4Q21	4Q20%		2021	2020	%
Other Revenues	375	260	44%	926	711	30%
Non-recurring events
Retroactive reversal procedure	-	-	-	8	-	100%
Other recurring income	375	260	44%	934	711	31%

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	12

Marketletter 4Q21

Other Revenue

variation analysis of 4q20X4q21

•	In the holding company (R$ 86 million): (i) R$ 9 million corresponding to the remuneration paid by UTE and Pampa Sul on the right to use of the Brazil-Uruguay transmission facilities; (ii) R$ 38 million related to revenues from Procel; and (iii) R$ 40 million related to the remuneration paid by Cigás as a return on the investment made by Eletrobras for the construction of the Manaus thermoelectric extensions (Agreement ECV-205/06).
•	At Eletronorte (+R$46 million): (i) an increase of R$ 51.5 million from the following accounts: (a) R$ 23.2 million in PROINFA; (b) R$ 10.7 million in DIT disposal in Amapá and Pará; (c) R$ 9.3 million in CDE; (d) R$ 3 million in Leases and Rents; (e) R$ 3.0 million in Other; (f) R$ 2.3 million in multimedia communication services, increases offset in part by (ii) for a reduction of R$ 5.4 million in the following accounts (a) R$ 5.3 million in O&M services; (b) R$ 102 thousand in Leniency agreements, since in 2020 Eletronorte received R$ 210,000 in leniency agreement, while in 4Q21, the value was R$ 107,000.
•	In Furnas (+R$ 37 million: (i) Disposal of permanent assets in December 2021 in the amount of R$ 8.4 million; (ii) revenue received from the "sale" of the payroll of all Furna’s employees, who will start to receive their salary from Banco Bradesco, for a period of 5 years; (iii) Accounting of R$ 67.36 million of actuarial gains in December 2020, against R$ 79.56 million posted in December 2021, generating an increase of R$ 12.19 million; (iv) Additions to the heading of Other Revenues - Provision of Services in the amount of R$ 3.9 million.

Partially compensated by:

•	At Chesf (- R$ 49 million): (i) recognition, in 4Q20, of revenue related to the lease contract registration of the assets of the former UTE Camaçari of R$ 50.7 million, which did not occur in 4Q21.

Variation analysis 2021 X 2020

•	The increase observed was influenced, especially in Eletronorte, given an increase in revenues totaling R$ 118 million related to CDE, Proinfa, leases and rental revenues and multimedia services; an Increase of R$ 45 million in Furnas, with emphasis on revenue from the provision of operation services, communication.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	13

Marketletter 4Q21

Operating Costs and Expenses

Table 07: Operating Costs and Expenses

Operating Costs and Expenses	4Q21	4Q20%		2021	2020	%
Energy purchased for resale	-1,348	-830	62%	6	-2,400	-100%
Charges on the use of the electricity grid	-661	-643	3%	-2,461	-2,500	-2%
Fuel for energy production	-508	-568	-11%	-2,338	-2,092	12%
Construction	-626	-390	61%	-1,395	-966	44%
Personnel, Material, Services and Others	-3,022	-3,333	-9%	-9,339	-9,176	2%
Depreciation and Amortization	-673	-463	45%	-2,081	-1,863	12%
Operating Provisions	-3,524	-4.247	-17%	-14,893	-7,374	102%
Total Operating Costs and Expenses	-10,362	-10,475	-1%	-32,501	-26,372	23%
Non-recurring events
(-) Non-recurring PMSO events	329	737	-55%	783	952	-18%
(-) Non-recurring provisions	3,105	3,975	-22%	14,758	6,225	137%
(-) Generation Construction	44	15	-193%	82	38	116%
(-) Transfer of coal from the heading of Material/ Interest and Monetary Variation of debentures immobilized on December/21	-	-6	-100%	-	93	-100%
Estimated adjustments of AmGT PIS/COFINS calculation	-515	-	100%	-515	-	100%
(-) Renegotiation of hydrological risk, resulting from resolution no. 2.932021 approved the extension period of the granting of hydroelectric plants.	-	-	-	-4,266	-	100%
GSF expenditure for the addition to the renegotiation of hydrological risk.	-	-	-	378	-	100%
Reclassification of tax credits (PIS/COFINS) from undue entries	111	-	100%	-	-	-
Recurring Total Operating Costs and Expenses	-7,288	-5,754	27%	-21,281	-19,064	12%

variation analysis 4Q20 X 4Q21

Energy purchased for resale

•	In the holding company (+R$ 684 million): greater energy import (+328 GWh) from Uruguay, due to the demand for energy volume by the ONS due to the country's hydrological conjuncture.
•	In Furnas (+R$ 67 million): (i) Price adjustments of current contracts that together represent R$ 50 million in the period (also impacted by IGPM, which had a significant increase in the year); (ii) One-off purchases made in the period in 2021, signed to avoid negative exposure in the MCP, taking advantage of the discount existing in short-term bilateral operations, as well as the tax benefit against the settlement in the CCEE of approximately R$ 52 million; partially offset (iii) by the variation in Electricity purchased for resale short-term of R$ -25 million due to the negative result in the energy balance of the MCP of November 2020, something that did not occur in the months of 4Q21.

Partially offset by:

•	At Eletronorte (-R$ 289 million): (i) variation in the short-term market, as there was a reduction in the sale of bilateral contracts of 44% (3,102MWmed X 1,746MWmed), which caused leftover energy to be settled in 4Q21. In 4Q20, on the contrary, there was a deficit of 196 MWmed; (ii) Reduction of expenditure of R$ 20 million due to the reduction of PLD by 75% (4Q20: R$ 462/MWh x 4Q21: R$ 117/MWh), partially offset by (iii) an increase of R$ 39 million in the costs of the purchase contracts of the subsidiary Amazonas GT, incorporated in July 2021 by Eletronorte, resulting from the contractual adjustment of PIEs based on the IGPM that, on November 2021, it had an accumulated increase of 22%; and adjustment of the contracts of the interior PIEs based on the IPCA, which, in November 2021, was 11%.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	14

Marketletter 4Q21

Fuel for electricity production

•	In Furnas (+R$267 million): updates to the contractual parameters and the fact that the Santa Cruz Thermal Power Plant generated 667,084 MWh in the period in 2021, having been dispatched to generate 175,396 MWh in the same period in 2020;
•	In CGTEletrosul (R$ 67 million): (i) in 4Q20, there was lower fuel consumption, due to repairs made in UTE Candiota III in October and November, while in 4Q21, UTE Candiota III presented an average generation of 271.08 MWh, justifying the increase in coal consumption; (ii) price increased by 27% from April/2021; and (iii) in 4Q21, R$ 29.0 million of expenditure was recognized due to adjustments in coal stock, mostly due to tailings resulting from the fuel processing process (jigagem) that were recalculated for inventory adequacy purposes.

Partially offset by:

•	At Eletronorte (-R$355 million): (i) reduction of R$ 515.3 million referring to the adjustment of extemporaneous credit entry of the PIS/COFINS calculation of AmGT in the years 2015 to 2020. In 4Q21, it was recorded, as a credit (asset) of PIS/COFINS, the amount of R$ 1.43 billion and the complement of the provision (liabilities) of PIS/COFINS, in the amount of R$ 545.6 million, with a net adjustment between the calculated credits and liabilities of the same nature, non-recurring; b) reduction of R$ 73.2 million in the fuel bill, referring to the PIS/COFINS credit entry on fuel (increase in consumption leads to an increase in credit); Compensated in part by, c) an increase of R$111.8 million related to the reclassification of tax credits (PIS/COFINS) from undue entries, which occurred in September 2021, which were reclassified in December 2021, non-recurring; (ii) increase of R$70.9 million, referring to a 12% increase in the purchase of natural gas, in 4Q21, despite the maintenance of volume close to that of 4Q20, due to the annual contractual adjustment, in November/2021 , the portions of the molecule and the distribution margin of Cigás, which make up the price of natural gas, according to the IPCA variation of the last 12 months; (iii) an increase of R$ 2.4 million, referring to the reversal of the ICMS credit on sales of energy produced by UTE Mauá 03, due to the plant's consumption of natural gas. The reversal occurs because the sale is outside the state of Amazonas and is exempt from ICMS.

Charges on use of the electricity grid

•	At Eletronorte (+R$34 million): (i) adjustment by the IPCA of the charges for the use of the transmission and distribution system; (ii) accounting in the period of R$ 13 million arising from ancillary expenses of Purchase of Energy associated with the Charges on Use of the Electricity Distribution.
•	At Eletronuclear (+R$ 6 million): (i) increase in transmission cost by 12% (R$ 3.8 million); (ii) increase in distribution cost by 19% (R$ 2.2 million). In both cases the percentages consider tax credits equivalent.

Construction

•	At Chesf (+R$96 million): (i) cost of construction of periods that have a direct relation with the expenses made (appropriate and allocated) in the ongoing transmission investment events.
•	In Furnas (+R$ 77 million): (i) investments of generation and transmission contracts in the period. Construction expenditure in Generation in 4Q20 totaled -15.08 million and in 4Q21 the value was - 43.55 million. In the transmission, the value referring to the contract 062/01 in 2020 was R$ 62.06 million and in 2021 R$ 120.43 million. In the other contracts, the amounts of 2020 and 2021 totaled R$ 10.89 million and R$ 3.55 million, respectively.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	15

Marketletter 4Q21

•	At CGTEletrosul (+R$ 65 million): (i) result of the volume of investments in transmission projects in 4Q21 (R$ 109.6 million) compared to the volume realized in 4Q20 (R$ 52.4 million) linked to ANEEL's authorizing resolutions and improvements to the existing system.

VARIATION ANALYSIS 2021x2020

The 19% increase is mainly due to the increase of R$ 1,273 million in energy purchased from Uruguay by the Holding, due to the need to maintain the water volumes of the main hydrographic basins that make up the SIN, resulting in the dispatch of approximately 1.64 GWh. In addition, the Renegotiation of Hydrological Risk stands out, resulting from Resolution No. 2,932/21 that approved the extension period of the hydroelectric power plant concession – accounted for as a reduction in the energy purchased for a resale account in the amount of R$ 4,266 million, an event that occurred in 3Q21. For purposes of better understanding, it follows opening energy purchased for resale:

	2021	2020
Energy purchased for resale	- 4,260	- 2,400
Cost recovery - hydrological risk adhering (a)	4,266	-

In the fuel account, there was an increase in the dispatch of the Santa Cruz thermal power plant, which presented in 2020 a generation of 939,548 MWh and in the same period of 2021, a generation of 1,746,734 MWh in Furnas and CGT there was a record power generation of UTE Candiota III in 2021, whose operation took place without major unforeseen events.

Table 08: Personnel, Material, Services and Others
Personnel, Material, Services and Others (PMSO)	4T21	4T20%		2021	2020	%
Personnel	-1,638	-1,539	6%	-5,273	-4,743	11%
Material	-103	-58	78%	-303	-274	11%
Services	-585	-545	7%	-1,950	-1,963	-1%
Others	-696	-1,191	-42%	-1,813	-2,197	-17%
Total PMSO	-3,022	-3,333	-9%	-9,339	-9,176	2%
Non-recurring events
Personnel excluding PAE/PDC	-	13	469%	-	-10	-100%
(-) Amapa fuel/Candiota material	-	-27	-100%	-	-24	-100%
(-) Outsourced Furnas	-	8	-100%	-	108	-100%
(-) Inepar + Camargo Correa + CIEN + Light Agreement + Amapa Generator + covid donations + loss of fixed assets in progress Eletronorte + others	-	744	-100%	-	878	-100%
Write-off of nuclear fuel elements	252	-	100%	252	-	100%
Record of losses arising from UTE Camaçari's lease cancellation	51	-	100%	51	-	100%
Retroactive accounting (vacation)	66	-	100%	53	-	100%
ACT - Eletronorte	-35	-	100%	-35	-	100%
Contributions	-8	-	100%	-26	-	100%
Indemnities (Labor Claims) - Eletronorte	1	-	100%	81	-	100%
Indemnity allowance	16	-	100%	16	-	100%
CCC loss corresponding to the inspeciton of Boa Vista	-	-	-	58	-	100%
Income tax not collected from conviction paid in 2015	-	-	-	42	-	100%
Judicial costs and fees (Holding and Furnas)	1	-	100%	48	-	100%
Labor Costs	8	-	100%	76	-	100%
Write-off of Energisa's assets in 1Q21 (Assets of the disposed of Distributors)	-	-	-	29	-	100%
SPEs acquisitions	- 29	-	100%	-10	-	100%
Payment of debts (Eletronorte)	-	-	-	40	-	100%
Generator set rental (emergency assistance to Amapá)	6	-	100%	63	-	100%
Indemnities, losses and damages - Nova Engevix, CIEN	-	-	-	45	-	100%
Recurring PMSO	-2,693	-2,595	4%	-8,556	-8,224	4%

Others: transfer coal to contad and fuel, Credit Pis /COFINS UTE Candiota III, Commissions for issuing debentures in 1Q21, sale and reimbursement of assets from T to Energisa, accounting of the previous exercise, Camargo Correa process (Furnas), installments of the Agreement Furnas / Inepar, indemnities losses and damages – Nova Engevix, Cien.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	16

Marketletter 4Q21

4T20X4T21 variation analysis

Personnel

•	2.4% adjustment resulting from collective labor agreement - ACT, with repercussions on benefits, vacations, 13 salary.
•	Furnas (-74 million), with emphasis on: Launch in 4Q21 of the Indemnification Allowance (R$ 15.62 million) linked to the current ACT - clause 46, paid in a single installment, in return for the implementation of BAS - Health Care Benefit, offset by a reduction in the following items: (i) Profit sharing - PLR, in the amount of R$ 41.8 million less; (ii) Payment of Labor Claims, in the amount of R$ 10.6 million, and (iii) reduction of R$ -7.5 million in the item of consumption of activities, increasing the expenditure on Personnel.
•	Chesf (+ 73 million), with emphasis on (i) R$ non-recurring creditor accounting adjustment in 4Q20, of approximately R$ 50.4 MM, occurred in 4Q20, due to the sanitation of the accounts payable payroll resulting from the annual analysis of accounting items and the information generated by the HCM module (SAP-IU)-
•	In Eletronuclear (+R$ 66 million): (i) PLR registration, in the amount of R$ 43.2 million, without counterpart in 4Q20, given that there was no PLR in 2020; (ii) partial provision of salary adjustment of the ACT of a portion of 4Q21, in the amount of R$ 14 million, considering an estimated increase in Rio/Angra base by 9.16%, given that the salary adjustment resulting from the ACT was not effected at Eletronuclear; (iii) due to the partial replacement of the labor of third parties in plant stops, and also by the beginning of the operation of the UAS (Dry Storage Unit) there were higher expenses with additional (dangerousness, overtime, on notice), in the amount of R$ 9.4 million.

At Eletronorte (+R$ 25 million), with emphasis on: (i) Reduction of actuarial surplus, R$ 45.3 million less than the previous year (creditor nature), according to an actuarial report of each year. This negative variation increases the group's performance in 2021;(ii) Increase in health insurance expenditure due to layoffs, R$ 34.3 million. In 2020, the amount of R$ 17.5 million was recorded in the Consensual Dismissal Plan group, while in 2021, in the personnel account, as there was no PDC and expenses of this nature refer to dismissals, by the company, without cause; partially offset by the lower Profit Sharing of R$51 million, due to adjustments to the difference between the amounts provisioned and reversed from 2019 to 2022. Partially compensated by:

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	17

Marketletter 4Q21

•	Holding (-R$ 104 million), with emphasis on: -R$ 91 million resulting from a reduction in actuarial liabilities resulting from the migration of 67 bd participants – defined benefit to CD – defined contribution, generating "liabilities shortening" (reduction of liabilities, as there was a decrease in the projected flow of benefit payments, resulting in a perceived actuarial gain in the 4Q21 result.

Material

•	At Eletronorte (+R$ 22 million): (i) increase in operating maintenance expense - direct acquisition of R$ 22.4 million, due to payment to supplier Siemens Energy related to UTE Mauá 3 materials, without counterpart in 2020.
•	At CGT Eletrosul (+R$21 million): (i) in 4Q20, the Candiota plant remained paralyzed in October and November resulting in lower consumption of Lime and energy production-related supplies, highlighting that this asset represents approximately 90% of the company's material consumption, which did not occur in 4Q21.

Services

•	In Furnas (+40 million): (i) Dental Hospital Medical Care in R$ 11 million, due to the damming of expenses related to the use of the health plan because of the pandemic in 2020, where elective surgeries were not being authorized and the use of the plan decreased during the critical period of the pandemic, including occupational examinations; (ii) Edif maintenance. Mobil. Equip. escrit. r$ 3.35 million; (iii) Infrastructure Sharing in R$ 6.28 million related to reimbursement of the Costs of the Global Coordination of the CSC; (iv) Consultancies in R$ 3.08 million; (v) Institutional Advertising in R$ 3.91 million, and (vi) Meal Ticket in R$ 3.2 million; (vii) Legal Services in R$ 2.93 million; (viii) Manut/Conserv. Other Facilities and Improvements in R$ 1.55 million; (ix) Courses and training in R$ 1.59 million.
•	At Chesf (+R$ 27 million): (i) increase with maintenance services of operating assets [+R$ 7.2 MM]; (ii) increase in cleaning and conservation services of real estate and facilities [+R$ 10.0 MM] (iii) increase in consulting services (legal / tax) [+R$ 16.2 MM] mainly in the function of attorneys' services related to successful contractual fees (succession) in October due to success in the second instance of the lawsuit filed by the Municipality of Canindé do São Francisco against Chesf without the appeal of the Municipality, in transit; (iv) increase with cargo transport [+R$ 0.9 MM]; on the other hand, we had: (v) reduction in expenses with contracted labor [-R$ 6.8 MM] due to the improvement in the processes.
•	At Eletronuclear (+20 million): (i) remaining costs of the Angra 1 and 2 (1P26 / 2P17) stop, in the amount of R$ 10.9 million without counterpart in 4Q20; (ii) higher expenses with Personnel Transportation, because of the return of face-to-face work, in the amount of R$ 3.8 million; (iii) Higher expenses with Information Technology Services in view of the company's technological innovation in the amount of R$ 4.7 million
•	Partially compensated by reduction:

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	18

Marketletter 4Q21

•	At Eletronorte (-R$ 55 million):(i) reduction, of R$ 64.9 million, of the following expenses: (a) contracted administrative labor, of R$ 5.7 million; (b) the rental of various vehicles, of R$ 3.5 million; (ii) increase in the reducing accounts related to Cofins and Pasep credits, of R$ 45.8 million and R$ 9.9 million, respectively, due to the reclassification of the activation of Pis/Pasep credits from the Tucuruí HOU, carried out in 2021, without counterpart in 2020. These positive variations cause a reduction in the group's performance.

Other

•	In Furnas (-R$ 639 million): (i) due to impacts that increased expenditure in 4Q20, which did not occur in 4Q21, with emphasis on Indemnification, losses and damages, in the amount of R$ 496 million, due to the judicial agreement with Light (ORDINANCES DNAEE/1986 - "general price freeze", established by the Crusader Plan), according to material fact disclosed by Eletrobras on December 22, 2020, and Non-Operating Losses, in the amount of R$ 134 million in 4Q20, referring to the action filed by CIEN Energy Interconnection Company, and (iii) actuarial losses record, which generated an impact of R$ 148.38 million in 4Q20, against R$ 98.2 million launched in 4Q21, implying a reduction of R$ 50 million between periods.
•	Partially offset by increase:
•	At Eletronuclear (+R$230 million): (i). reduction of nuclear fuel elements with no prospect of future use, in the amount of -R$ 252.3 million, due to the verification of oxidations in fuel rods, during the process of stop at the Angra 2 plant for maintenance and refueling, without counterpart in 4Q20; compensated in part by the (ii) retirement for results related to projects recorded in current Fixed Assets that will not be transferred to Fixed Assets in Service because they were discontinued in the amount of -R$ 29.5 million without counterpart in 4Q21.

VARIATION ANALYSIS 2021x2020

The change in the staff account is mainly due to the increase related to the implementation of ACT 2020/2021 of 2.4% and ACT 2021/2022 of 6.76%, which also reflects on the amounts of employee benefits. In addition, the prepaid Health Plan was created on October/21 for some companies, which generated a concentration of expenses during the last quarter of 2021. It is also noteworthy that the cost of interest is increased due to the actuarial liabilities of Chesf's CD and BD benefit plans by R$ 87 million.

The material account did not show any relevant variation. The Service Account had a small reduction, in particular, due to a reduction in contracted labor and an increase in the credit reduction accounts of Cofins and Pasep, of R$ 56 million at Eletronorte, due to the reclassification of the activation of Pis/Cofins credits carried out in 2021, without counterpart in 2020. These positive variations cause a reduction in the group's performance. These factors were offset by the increase of approximately R$ 106 million in Eletronuclear, due to plant outage, in the amount of R$ 133.5 million against the cost of -R$ 61.8 million in 2020.

In “others”, there was a reduction of around 18%, with emphasis on the reduction of R$ 745 million in Furnas, especially due to the impact that occurred in 4Q20 in the Indemnity, losses and damages item in the amount of R$ 496 million due to the legal agreement with Light Serviços de Eletricidade SA; increase in non-operating losses in the amount of R$ 134 million, referring to the lawsuit filed by CIEN Cia de Interconexão Energética with the respective reversal of this amount in the allowance for loan losses. This effect was partially offset by the write-off of nuclear fuel elements with no prospect of future use in the amount of -R$ 252.3 million, with no counterpart in 4Q20, due to the location of oxidation in the fuel rods, during the shutdown process of the plant of Angra 2 for maintenance and refueling.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	19

Marketletter 4Q21

Depreciation and amortization

Tabela 09: Depreciation and Amortization
Depreciation and Amortization	4Q21	4Q20%		2021	2020	%
Depreciation and Amortization	-673	-463	-45%	-2,081	-1,863	12%

Non-recurring events
Retroactive depreciation	-	-	-	73	-	100%
Recurring Depreciation and Amortization	-673	-463	45%	-2,008	-1,863	8%

Operating Provisions

Table 10: Operating Provisions
Operating Provisions	4Q21	4Q20%		2021	2020	%
Operating provisions/reversals	-3,524	-4,247	-17%	-14,893	-7,374	102%

Non-Recurring Provisions/Reversals
Contingencies	-778	-3,128	-75%	2,150	-4,188	-49%
Provisions and Reversals Compulsory Loan	-803	-	100%	10,896	-	100%
PCLD RGR Third Party Provision/Reversal/ PCLD CIEN Reversal/ RPCs Chesf	-	134	-100%	-118	-67	276%
Allowance for PCLD - Loans with Amazonas Energia	-572	-	100%	-572	-	100%
Onerous Contracts	39	83	-53%	16	-89	-118%
(Provision)/Reversal to investment losses	90	-568	-116%	-20	-680	-97%
RAP adjustment Portion	-	-	-	-	-224	-100%
Impairment of long-term assets	18	-505	-104%	475	-442	-207%
Provision for Implementation of Shares - Compulsory Loan	-14	8	-275%	107	-345	-69%
ANEEL Provision - CCC	29	-45	-164%	499	-64	-680%
Candiota III Plant - Inflexibility	-10	122	-108%	-10	-51	-80%
Usina Candiota III – Fuel	9	-76	-112%	-	-76	-100%
Unsecured liabilities in subsidiaries	-706	-	100%	-706	-	100%
Provision for reduction of fuel inventories	-126	-	100%	-126	-	100%
Provision for judicial deposits	-233	-	100%	-233	-	100%
Non-recurring provisions/reversals	-3,057	-3,975	-23%	14,710	-6,226	-136%

Recurring Provisions/Reversals
Guarantees	2	11	-82%	26	12	117%
PCLD (excluded PCLD Prospective credit loss estimate for privatized distributors (CPC 48))	-394	-245	61%	-75	-878	-92%
GAG improvement	21	-12	-275%	-29	-178	-84%
Others	-96	-26	269%	-105	-106	-1%
Recurring provisions/reversals	-467	-272	72%	-183	- 1,149	-84%

The positive values in the table above mean provision reversal.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	20

Marketletter 4Q21

4T20X4T21 variation analysis

The variation is mainly explained by:

•	Provision for Contingencies of R$ 778 million in 4Q21: (a) At Holding, there was an increase of R$ 803 million compulsory loan proceedings arising from unfavorable court decisions that occurred in the quarter, contrary to the company's risk understanding, in particular with regard to the application of interest payments after the conversion of credits and risk reclassification of lawsuits, as well as R$ 137 million, due to the complement of work to review judicial reports approved by the result of the review of estimates of compulsory loan provisioning that occurred in 3Q21; (b) Furnas: consum of R$ 346.3 million with emphasis on tax litigation due to the change in the risk classification of two processes (R$ 264.3 million) that refer to the non-completion of the PER/DCOMP form, plus a fine; (c) CGT Eletrosul: constitution of R$ 356.9 million, with emphasis on labor contingencies (R$ 348.8 million), explained by the value update of several individual processes and work of remeasurement and reclassification of processes (performed by a contracted office) occurred in 4Q21; (d) Eletronorte: constitution in the total amount of R$ 63.6 million, with emphasis on labor lawsuits of R$ 81.3 million, of which: R$ 25.5 million of Labor Disputes in AC/RO; R$ 21.4 million in Labor Disputes in the Federal District; R$ 10 million of Labor Disputes in the PA and R$ 24.4 million from other.s
•	Santo Antônio Energia: provision of R$ 706 million, made by Furnas, related to short-term liabilities (according to explanatory note number 20)
•	Provision of PCLD: highlight for (a) Eletronorte: R$ 416 million of net provision of credits received from Amazonas Energia, due to renegotiation with independent energy producers (PIE) in 2021 and defaults, offset in part by net reversal of the provision made of credits received from CEA of R$ 157 million; (b) In the holding company: R$ 620 million of provision of credits to be received against Amazonas Energia, with R$ 572 million estimating the risk of prospective default and the difference only in real default.
•	Actuarial liabilities: CGTEletrosul (+R$ 43.8 million), offset by the reversal of provision in Eletronuclear (-R$13.5 million)
•	Gag Improvement: highlight for Chesf of R $ 35 million, referring to investments in renovated plants.
FIXED ASSETS + INTANGIBLE ASSETS - GENERATION	CONTROLLED	(-) CONSTITUTION	(+) REVERSION	Operating Provisions	Result
Casa Nova I	Chesf	0	35	0	35
Casa Nova II	Chesf	0	49	0	49
Casa Nova III	Chesf	0	26	0	26
Pindaí I	Chesf	0	100	0	100
UHE Batalha	Furnas	0	149	0	149
UTE Santa Cruz	Furnas	0	123	0	120
CANDIOTA III-FASE C	CGT Eletrosul	-258	0	0	-258
CANDIOTA III-FASE B	CGT Eletrosul	0	15	0	15
UGC PCH João Borges	CGT Eletrosul	0	42	0	42
UGC PCH Rio Chapéu	CGT Eletrosul	0	33	0	33
UGC UHE Passo São João	CGT Eletrosul	0	35	0	35
UGC Eólica Coxilha Seca	CGT Eletrosul	0	26	0	26
UHE Samuel	Eletronorte	0	0	99	99
Other		-5	6	0	1
4Q 21 effects (Reversal)		-263	639	99	472

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	21

Marketletter 4Q21

VARIATION ANALYSIS 2021X2020

•	The Operating Provisions account showed an 89% change, which is mainly explained in contingency, by a provision of R$ 10,897 million related to the processes related to compulsory lending. Also noteworthy is the complement of the provision of Factor K, in the amount of R$ 175 million, and in addition to the provision, in the amount of R$ 249 million, related to other civil, tax and labor proceedings. For more details, check note 33 of the financial statements and Section 11 of this Management Report.
•	The provision of PECLD – loans and financing, refers mainly to debt service contracts with Amazonas Energia and PECLD of consumers and resellers refers to receivables of Roraima Energia S.A., the Electricity Company of Amapá - CEA and Amazonas Energia S.A.
•	In relation to the ANEEL provision, the variation refers to the supplement of provision according to technical notes of ANEEL No. 106/2021, 111/2021 and 152/2021, referring to the result of the second period of supervision of ccc credits assumed by energisa rondonia - Distribuidora de Energia S.A., Energisa Acre - Distribuidora de Energia S.A. and Roraima Energia S.A. in the privatization process of distributors.

Regulatory Remeasurements - Transmission Contracts

Table 11: Regulatory Remeasurements - Transmission Contracts
Regulatory Remeasurements - Transmission Contracts	4Q21	4Q20%		2021	2020	%
Non-recurring events
Regulatory Remeasurements - Transmission Contracts	-	-	-	4,859	4,228	15%

Equity Interests

Table 12: Shareholdings

Shareholdings	4Q21	4Q20%		2021	2020	%
Shareholdings	161	708	-77%	1,868	1,671	12%
Non-recurring adjustments
Recognition of investment write-off - Santo Antonio	697	-	100%	697	-	100%
Shareholdings recurring	858	708	-21%	2,565	1,671	54%

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	22

Marketletter 4Q21

4T20X4T21 variation analysis

Shareholdings

•	The main highlights were: (i) SINOP: negative variation of R$ 52 million, since the 2020 result considered the reversal of impairment provision, in the amount of R$ 242 million, while, in the 2021 result, there was a provision for impairment in the amount of R$ 96 million due mainly to the increase in the discount rate compared to the previous year's test; (ii) Enerpeixe S.A. (R$ -26.77 million); (iii) Paranaíba Transmissora de Energia S.A. (R$ -36.42 million); (iv) Mata de Santa Geneva (R$ -31.18 million); Santo Antônio Energia (R$ 697 million) - see explanatory note number 20.

VARIATION ANALYSIS 2021X2020

•	The Corporate equity account increased from R$ 197 million to R$ 1,868 million in 2021, mainly due to: (i) positive change in the results of R$ 244 million in the results of the Electric Interconnection of Madeira S.A. - IE Madeira (ii) was also recognized positive change in the results of R$ 214 million in the results of Energia Energia S.A. – NESA. This impact was partially offset by: (iii) negative change in the result of R$ 171 million at Companhia de Transmissão de Energia Elétrica Paulista S.A. - CTEEP of R$ 967 million in 2021 compared to R$ 1,138 million in revenue in 2020.

Financial Results

Table 13: financial income and expenses
Financial Results	4Q21	4Q20%		2021	2020	%
Financial Revenue
Interest, commissions and fees income	204	143	43%	693	864	-20%
Income from financial investments	241	10	2310%	637	973	-35%
Additional moratorium on electricity	120	131	-8%	326	342	-5%
Net monetary updates	-220	278	-179%	-162	283	-157%
Net Exchange variations	-134	476	128%	-404	-544	-26%
Gains and losses on net derivatives	41	276	-85%	726	332	119%
Financial Expenses
Debt charges	-844	-604	40%	-2,740	-2,854	-4%
Leasing charges	-110	-90	22%	-449	-367	22%
Charges on shareholder resources	24	-4	-700%	-4	-82	-95%
Other net financial income and expenses	-226	-190	19%	-664	-618	7%
Financial Results	-904	425	-313%	-2,041	-1,672	22%
Non-recurring adjustments
(-) Revenue from loans owed by privatized distributors	-121	-75	61%	-357	-376	-5%
(-) Bonus Award + FIDC Commission 1Q20	-	-	-	-	298	-100%
(-) Chesf: update of lawsuits due to Benner's go live	-	-	-	-231	-	100%
(-) Regularization of credits in the tax process / Fine and Notices of Violation	-	-	-	82	206	-60%
(-) Monetary update of the 14-month increase in economic and energy inefficiency	-	-	-	-151	-	100%
(-) Financial expense corresponding to the exchange of the Selic rate for the IPCA according to CNPE Resolution No. 15/2021	-	-	-	432	-	100%
(-) Chesf RPCs/Increased moratorium and monetary variation	-	-	-	118	-	100%
(-) Monetary adjustment compulsory loan	286	57	402%	669	352	99%
The financial expense related to the client's loss to adjust the client's balance is related to the renegotiation of the CEA.	26	-	100%	-26	-	100%
Financial Charges	-	-	-	-5	-	100%
Recurring Financial Results	-713	408	-275%	-1,428	-1,192	20%

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	23

Marketletter 4Q21

Financial Result:

variation analysis 4T20X4T21

In 4Q21, the financial result showed a negative change, having presented a positive result of R$ 425 million in 4Q20 and a negative of R$904 million in 4Q21. The main variations were:

•	In Eletronorte: (i) net gain of R$ 41 million, in 4Q21, against a net gain of R$ 276 million in 4Q20, a reduction of R$ 234 million, with derivatives, due to the variation of the LME - London Metal Exchange in the period. The contract with Albras provides for an energy sales price plus payment of a premium, which varies according to the price of aluminum in the LME, quoted in dollars. Derivatives are recorded monthly, and the LME may increase/decrease in the quarter and still be recorded a loss/gain between months, respectively, as occurred in 4Q21. This is because, between the months of 4Q21, the LME fell, although in the quarter the price of the LME increased (4Q20: US$1,850 x 4Q21: US$ 2,822).
•	Increase of R$ 168 million financial charges, with emphasis on the (i) Eletronorte (R$ 65 million), mainly due to the end of the debenture grace period, and (ii) Furnas, mainly due to (a) an increase in the total interest on loans due to the funding that occurred in the third quarter of 2021, causing these charges to increase approximately R$ 37 million in relation to the same period of 2020; (b) increase occurred by the increase in the indexers of loans (mainly CDI) of approximately R$ 21 million and about R$ 5 million in loan charges of SPE Brasil Ventos contribute to the increase of variation.

VARIATION ANALYSIS 2021X2020

•	Net Financial Results went from a net expense of R$ 1,672 million in 2020 to a net expense of R$ 2,041 million in 2021, representing an increase of R$ 369 million. This variation is mainly due to the result of the net monetary variation, which was negative at R$ 162 million in 2021 and positive at R$ 283 million in 2020. Also had a strong impact on the financial result the reduction in revenue from financial investments of R$336 million due mainly to low profitability compared to 2020; and the net derivatives, which showed an increase in the amount of R$ 394 million, influenced by the positive change in the price of aluminum on the London Metal Exchange – LME, quoted in dollars, which is used as a reference for payment of the premium provided for in the contract with Albras.

OTHER OPERATING INCOME AND EXPENSES

Other Income and Expenses	4Q21	4Q20%		2021	2020	%
Other Income and Expenses	439	-9	-4.978%	1,211	16	7.469%
Non-recurring events
(-) Addition Credits from the companies Amazonas Energia and Roraima Energia	-	-	-	-622	-	100%
Tariff recognitions associated with the AIC	-439	-	100%	-589	-	100%
(-) Non-recurring adjustment		9	-100%	-	-16	-100%
Other Recurring Income and Expenses	-	-	-	-	-	-

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	24

Marketletter 4Q21

variation analysis 4T20X4T21

The main highlights were: (i) accounting, by the holding company, of R$ 439 million of credits to be received from Amazonas Energia (R$ 420 million) and Roraima Energia (R$ 19 million), arising from Current Fixed Assets – AIC of said distributors, recorded on the base date of February 2017, however, not priced in the privatization value of these distributors and that had a contractual provision to be paid after recognition by ANEEL in BRRL, and partially offset by (ii) write-off of UTE Camaçari in 2020 of R$ 233 million by Chesf;

VARIATION ANALYSIS 2021X2020

The main highlights were: (i) accounting, by holding company, R$ 589 million of credits to be received from Energisa Acre (R$ 44 million), Energisa Piauí (R$ 45 million), Equatorial Alagoas (R$ 61 million), Amazonas Energia (R$ 420 million) and Roraima Energisa (R$ 19 million), arising from Current Fixed Assets – AIC of these distributors, recorded on the base date of February 2017, however, not priced in the privatization value of these distributors and that had a contractual provision to be paid after recognition by ANEEL in BRRL, c (ii) the write-off of UTE Camaçari in 2020 of R$ 233 million by Chesf.

INCOME TAX
Income tax and social contribution	4Q21	4Q20%		2021	2020	%
Current income tax and social contribution	-31	-247	-87%	-1.458	-2,418	-40%
Deferred income tax and social contribution	-154	2,498	-106%	-3.823	1,853	-306%
Total income tax and social contribution	-185	2,252	-108%	-5,281	-565	835%
Non-recurring events
(-) Non-recurring adjustment
Adjustment of Income Tax and Social Contribution tax credits	-156	-	100%	-183	-	100%
Income Tax and Social Contribution on the Result of the Extension of Eletronorte Grants	-	-	-	1,029	-	100%
Income Tax and Social Contribution deferred RBSE reprofiling	-	-	-	570	-	100%
Income Tax and Social Contribution deferred GSF	-	-	-	293	-	100%
Recurring income tax and social contribution	-341	2,252	115%	-3,572	-565	532%

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	25

Marketletter 4Q21

1.2 EBITDA Consolidated

Table 14: EBITDA Consolidated
EBITDA	2021	2020	%	4Q21	4Q20%
Income for the Year	5,714	6,387	1%	610	1,269	-29%
+ Provision for Income Tax and Social Contribution	5,281	565	921%	185	-1,606	-130%
+ Financial Results	2,056	1,672	23%	935	-425	-319%
+ Amortization and Amortization	2,081	1,863	12%	673	463	171%
= EBITDA	15,132	10,487	56%	2,402	-299	-1346%
ADJUSTMENTS NON-RECURRING EVENTS
Other Income and Expenses	-1,211	-16	7469%	-439	9	1800%
(-) Interruption of Angra I and II Retroactive and Candiota Inflexibility	-	466	-	-	159	-
Regulatory Remeasurements - Transmission Contracts	-4,859	-4,228	15%	-	-	-
Incentive Plans (PAE, PDC)	-	-10	-	-	13	-
Transfer of Coal to Fuel Account	-	-24	-	-	-27	-
Indemnification - Losses and Damages/Covid Donations/Expense Recovery	-	878	-	-	744	-
Estimated adjustments of AmGT PIS/COFINS calculation	-515	-	-	-515	-	-
Contingencies (a)	2150	4,188	-49%	778	3,128	-86%
Compulsory Loan	10,896	-	-	803		-
PCLD Credit Loss Estimation (CPC 48)/PCLD CIEN Reversal/RPCs.	-118	67	-276%	-	-134	-
Onerous contracts	-16	89	-118%	-39	-83	-101%
(Provision)/Reversal to investment losses	20	680	-97%	-90	568	104%
RAP adjustment portion (f)	-	224	-	-	-	-
Impairment of long-term assets	-475	442	-207%	-18	505	-104%
PROVISION ANEEL - CCC (e)	499	64	680%	-29	45	-
Candiota III Plant - Inflexibility	10	51	-80%	10	-122	-
Provision for Implementation of Actions - Compulsory Loans	107	345	-69%	14	-8	-
TPP Candiota III - Coal	-	76	-	-9	76	-
Allowance for PCLD - Loans with Amazonas Energia	572	-	-	572	-	-
Revenue reversal energy interconnection between Brazil and Uruguay	8	-	-	-	-	-
Recognition of investment write-off - Santo Antonio	697	-	-	697	-	-
(-) Renegotiation of hydrological risk, resulting from Resolution No. 2,932/2021 that approved the extension period of the granting of hydroelectric plants	-4,266	-	-	-	-	-
Registration of GSF expenditure by adherence to the renegotiation of hydrological risk.	378	-	-	-	-	-
Low Nuclear Fuel Elements	252	-	-	252	-	-
Record of losses arising from the rental distraction of UTE Camaçari.	51	-	-	51	-	-

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	26

Marketletter 4Q21

Loss with CCC corresponding to the inspection of Boa Vista	58	-	-	-	-	-
Variable installment	-	-	-	-277	-	-
Court costs and fees - Holding and Furnas	48	-	-	1	-	-
Income tax not collected from conviction paid in 2015	42	-	-	-	-	-
Labor Costs	76	-	-	8	-	-
Write-off of Energisa assets in 1Q21 (Assets of alienated distributors)	29	-	-	-	-	-
ACT Eletronorte	-35	-	-	-35	-	-
Contributions	-26	-	-	-8	-	-
Indenizations (Eletronorte)	81	-	-	1	-	-
Unsecured liabilities in subsidiaries	706	-	-	706	-	-
Provision for the reduction of Fuel inventories	126	-	-	126	-	-
Provision for judicial deposits	233	-	-	233	-	-
SPE Acquisitions	-10	-	-	-29	-	-
Payments (Eletronorte)	40	-	-	-	-	-
Generator group rental (Amapá emergency service)	63	-	-	6	-	-
Indemnities, losses and damages - Nova Engevix, CIEN	45	-	-	-	-	-
retroactive by FID	-	93	-	-	-6	-
Vacation Bonus	53	-		66	-	-
Indemnity Allowance	16	-	-	16	-	-
Adjustment of the monthly tariff for energy transportation from Itaipu Binacional	-	-	-	-69	-	-
Reclassification of tax credits (PIS and COFINS of undue entries)	-	-	-	111	-	-
= Recurring EBITDA	20,857	13,978	42%	5,296	4,575	16%

Note: As of 2019, the Company started to consider, in its recurring EBITDA, RBSE revenue from concessions extended under Law 12,783/2013, in order to maintain a protocol similar to the debenture covenants issued in 2019. Considering the privatization of the distributors was completed in April 2019, and these operations no longer be part of its core business, the company treated as non-recurring the relevant effects of financial income, expenses, PL reversals and prospective allowance for loan losses (CPC 48) of loans contracted with them before or as a result of the privatization process, although revenues and eventual provisions arising from contracted loans may continue to affect the company's accounting results until its complete exhaustion. However, they were treated as recurring PCLDs of oustanding effective debt of distributors as well as debts related to the energy supply.

Recurring Cash Generation with Adjustment of Transmission Regulatory RAP
	4Q21	4Q20
1. Recurring EBITDA	5,296	4,575

2. (-) Total Corporate Revenue from Transmission	5,080	4,177
O&M Revenue - Renewed Lines	1,393	1,447
Construction Revenue	471	311
Finance - Return on Investment - RBSE	-	-
Contractual Revenue Transmission	2,938	2,389
Periodic Tariff Revenue	-	-
O&M Revenue	277

3. (+)Total Payment of Allowed Annual Revenue	8,715	9,356
Revenue of RAP and indemnities	7,322	8,077
O&M Revenue	1,393	1,279

4 = 1 - 2 + 3 : Approximate Cash Generation	8,931	9,757

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	27

Marketletter 4Q21

1.3       Consolidated Results by Segment of Continuing Operations:

Table 15: Financial Statement by Segment – R$ thousand
2021
F. Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	369	21,964	15,732	-448	37,616
Operating Costs	-54	-9,247	-3,089	429	-11,961
Operating Expenses	-18,035	-1,665	-860	19	-20,542
Regulatory Remeasurements - Transmission Agreements	-	-	4,859	-	4,859
Operating Income Before Financial Result	-17,721	11,051	16,642	-	9,972
Financial Result	-	-	-	-	-2,056
Result of Equity Interests	-	-	-	-	1,868
Other income and expenses	-	-	-	-	1,211
Income tax and social contribution	-	-	-	-	-5,281
Net income (loss) for the period	-	-	-	-	5,714

2020
F. Statement by Segment	Administration	Generation	Transmission	Eliminations	Total
Net Operating Revenue	305	18,708	10,439	-372	29,081
Operating Costs	-256	-10,085	-3,436	350	-13,427
Operating Expenses	-8,983	-2,747	-1,237	22	-12,945
Regulatory Remeasurements - Transmission Contracts	0	0	4,228	0	4,228
Operating Income Before Financial Result	-8,933	5,876	9,994	0	6,937
Financial Result	-	-	-	-	-1,672
Result of Equity Interests	-	-	-	-	1,671
Other income and expenses	-	-	-	-	16
Income tax and social contribution	-	-	-	-	-565
Net Income (loss) for the period of Continuing Operations	-	-	-	-	6,387

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	28

Marketletter 4Q21

1.3.1. Indebtedness and Receivables

Table 16: Gross Debt and Net Debt
12/31/2021
Gross Debt – R$ million	44,016
(-) (Cash and cash equivalentes + marketables securities)	15,833
(-) Financing Receivable	5,844
(-) Net balance of Itaipu Financial Assets[1]	698
Net debt	21,641

1See Explanatory Note 18b to the Financial Statements.

Total Consolidated Gross Debt without RGR - R$ billion

Gross Controlling Debt without Third Party RGR– R$ billion
	2022	2023	2024	2025	2026	2027	After 2027	Total (R$ billion)
Amortization with RGR and Debentures	8.2	4.8	6.7	4.7	4.2	1.7	13.7	44.0

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	29

Marketletter 4Q21

Table 17: Foreign Exchange Exposure

Assets	US$ thousand	%
Itaipu Loans Receivables	123,445	50%
Itaipu Financial Assets	125,004	50%
TOTAL	248,449	100%

Liabilities*	US$ thousand	%
Bonus 2025 - Eletrobras	503,386	34%
Bonus 2030 - Eletrobras	749,525	50%
Other	237,913	16%
TOTAL	1,490,824	100%

	2022	2023	2024	2025	2026	2027	After 2027	TOTAL
Asset (US$ million)	203.45	43.51	1.49	0.00	0.00	0.00	0.00	248.45
Liabilities (US$ million)	59.77	46.16	19.60	518.13	19.60	19.60	807.95	1,490.82
Foreign Exchange Exposure	143.68	-2.65	-18.11	-518.13	-19.60	-19.60	-807.95	-1,242.37

Due to the atypical scenario and potentially unpredictable characteristics, it is not possible to accurately predict the scenarios that may materialize in the coming months in the company's operations.

*In the balance of Bonuses 2030 and 2025 there is an accounting effect on the deferral of expenses with the repurchase of the bonus 2021 due to the operation carried out in February. Bonus 2021 had its discharge held in October 2021 at its maturity.

Ratings

Table 18: Ratings
Agency	National Classification / Perspective	Last Report
Moody’s BCA	“Ba3”: / Stable	16/09/2020
Moody’s Senior Unsecured Debt	“Ba2”: / Stabel	16/09/2020
Fitch - Issuer Default Ratings (Foreign Currency)	“BB-”: / Negative	02/06/2021
Fitch - Issuer Default Ratings (Local Currency)	“BB-”: / Negative	02/06/2021
S&P LT Local Currency – Escala Nacional Brasil	brAAA / Stable	12/03/2021
S&P Issuer Credit Rating – Escala Global	BB- / Stable	12/03/2021

*CreditWatch

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	30

Marketletter 4Q21

Financing and Loans Granted (Receivables)

Loans and Financing to be received Total Consolidated - R$ million

It does not include: receivable of Itaipu's financial assets of R$ 697 million and PCLD of R$ 1,244 million and current charges.

Loans and financing receivables – R$ billion
Projection Receivables	2022	2023	2024	2025	2026	2027	After 2027	TOTAL
Controller	2,813	2,285	1,684	990	775	548	3,146	12,242

Does not include charges and PCLD.

Table 20: CCC credits granted by Privatized Distributors

In the process of privatization of distributors, CCC credits were transferred that depended on the analysis and supervision of ANEEL. These credits are activated in the Company's Financial Statements of 12/31/2021, in two accounts, which are the Right to Compensation and Receivables, according to Explanatory Notes 15 and 11 of 4Q21, and below detailed:

reservation Right

Net Assets Recorded - R$ thousand

R$ thousand	Amazonas	Ceron	Electroacre	Boa Vista	Total
NT Aneel+ Claims under analysis Aneel + "inefficiency"	2,357,102	3,088,101	120,227	122,420	5,687,849
Current Rights
Total (a)	2,357,102	3,088,101	120,227	122,420	5,687,849

The balance of R$ 2,357.1 million from Amazonas is composed of a return obligation to the CCC of the order of R$ 514.2 million referring to the final result of the inspection of the first and second period carried out by ANEEL, and a credit to be received from the National Treasury of economic and energy "inefficiency" of R$ 2,871.3 million. The credit of economic and energy "inefficiency" will be used to lower the grant value of the new generation concessions in the capitalization process of Eletrobras. The amount to be returned to the CCC was defunded from the credit received from the Sector Fund in relation to the amounts transferred from the other distributors. That is, Eletrobras will receive the net value of the eight CCC inspection processes carried out by ANEEL.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	31

Marketletter 4Q21

Conversion into Loans

R$ thousand	Amazonas	Ceron	Electroacre	Boa Vista	Total
Conversion into Loans (b)	442,366				442,366

Note: The credit of BRL 442.4 million in the table above was also a CCC credit, assigned by Amazonas to Eletrobras, however, as they are not part of the inspection processes, and as it is a current credit, it has already been paid by CCC to Amazonas Distribuidora, and could not have been assigned to Eletrobras, so it was converted into a debt of the distribution company with Eletrobras.

Total Credits Granted to Eletrobras

R$ thousand	Amazonas	Ceron	Electroacre	Boa Vista	Total
Net assigned credit (1)	2,799,468	3,088,101	120,227	122,420	6,130,215

Of the credits updated until 12/31/2021, the amount of R$ 2,781.4 million is the net final result of the inspection processes of the four distributors, and will be paid by the CCEE (manager of the CCC/CDE Sector Fund) in 60 installments, as of Jan/22, updated according to the IPCA index. The amount of R$ 2,906.5 million of "inefficiency" credits will be used to lower the grant value of the new generation concessions in Eletrobras' capitalization process. And the amount of R $ 442.4 million refers to an agreement entered into with Amazonas to return the current CCC credit made in the past by the very distribution company, totaling a final amount of credits of R $ 6,130.2 million taken on from the distribution companies in their privatization processes.

At a meeting held on September 28th, 2021, Aneel management resolved the inspection processes at CCC, still pending analysis, according to an inspection period at Ceron, Eletroacre and Boa Vista. The amounts approved by Aneel management were in line with the amounts presented in the latest technical notes issued by SFF-SFG-SRG/ANEEL. The amount of R$ 806.6 million (Apr/21 position) was approved as a result of the second inspection period at Ceron, as well as the negative amount of R$ 97.5 million (Apr/21 position) to be returned to the CCC as a result of the second inspection period of Eletroacre, and the negative amount of R$ 29.7 million (Apr/21 position) for the second inspection period at Boa Vista.

Thus, all eight inspection processes (first and second periods at Amazonas, Eletroacre, Ceron and Boa Vista) were closed and the payment conditions of the final net value of such eight processes to Eletrobras were defined. Aneel resolved on the final amount on the inspection at CCC reimbursed to Amazonas Energia, Ceron, Eletroacre and Boa Vista Energia in the amount of R$ 2,670.5 million, restated by the IPCA index of Aug/2021, which must be reimbursed by CCC to Eletrobras, as holder of the credits taken on from such distribution companies. This amount will be received in 60 months, in equal installments restated by the IPCA index, with the first payment being made in January 2022.

As for "inefficiency" credits, Law No. 14,182/2021 increased the scope of "inefficiency" by 14 months, from Jul/09 – Apr/16 (Law 13,299/2016) to Jul/09 – Jun/17, the positive effect of which was already reflected in the 3rd ITR of 2021. Furthermore, CNPE resolution no. 15/2021 subsequently amended by CNPE resolution No. 30/2021, issued on December 21st, 2021, which defined the grant amount to be paid by Eletrobras for the new generation concessions in the company’s capitalization process, informed the amount of R$ 2,906,498,547.37 of "inefficiency" credits at Amazonas and Boa Vista, restated under the expectation for the IPCA index until Dec/21, which will deduct the grant amount to be paid by Eletrobras. As the CNPE updated the “inefficiency” credits in accordance with the IPCA index, Eletrobras has already adjusted the 3rd ITR, changing the update of the “inefficiency” credits from Selic to IPCA. Thus, the positive impact of the 14-month increase in the coverage of "inefficiency" credits was partially neutralized by the negative impact of the exchange of the restatement of these credits from Selic to IPCA, leaving a positive net value of R$ 341.5 million (Sep/21 position), already recorded in 3Q21.

However, as can be observed in the two CNPE Resolutions, the amount of the "inefficiency" credit that will deduct the grant amount to be paid by Eletrobras for the new generation concessions, has already been defined predicting inflation until December 31, 2021, with no possibility to change the defined value, with the inclusion of the real inflation of the period. That is, even though the “inefficiency” credits restated in accordance with the IPCA index by 12.31.2021 reached the amount of R$ 2,991,978,955, Eletrobras recorded under their assets, the amount of only R$ 2,906,498,547.37, limited by CNPE Resolutions, which represents a loss of R$ 85.5 million, if the "inefficiency" credits were restated in accordance with the actual inflation for the period, measured by the IPCA index.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	32

Marketletter 4Q21

In 4Q21, Eletrobras has recorded the amount of R$ 6,130.2 million of credits assumed by distributors in its privatization processes. The amount of R$ 2,781.4 million as a final result of ccc inspection processes carried out by ANEEL and which will be paid by the Fund to Eletrobras, the amount of R$ 2,906.5 million of "inefficiency" credits assumed from Amazonas and Boa Vista, which will be used to lower the grant amount to be paid by Eletrobras for the new generation concessions in the company's capitalization process, and R$ 442.4 million recorded in the account loans and financing related to the current credit return contract signed with Amazonas Energia, which is still in the grace period of the payment of the principal. It is important to highlight that Eletrobras made in 3Q21 provision in the amount of R$ 340.1 million related to the current credits of Ceron, Eletroacre and Boa Vista Energia (credits made before the transfer of the right to Eletrobras, and therefore need to be returned to Eletrobras) since contracts have not yet been signed with these three distributors for the return of the value. Currently, Eletrobras has been discussing with the three companies the amount to be paid to Eletrobras. After the definition of the amounts and payment terms, the contracts will be signed and Eletrobras will reverse part or all of this provision made of R$ 340.1 million.

RBSE Reprofiling

In September 2021, there was the accounting of the reprofiling of the financial component of RBSE. The DECISION of ANEEL caused a reduction in the payment curve of the amounts related to the periodic review of the Annual Permitted Revenues - RAP associated with the transmission facilities for the cycles 2021/2022 and 2022/2023 and an increase in the flow of payments in the cycles after 2023, extending such installments until the 2027/2028 cycle, while preserving the remuneration for the cost of own capital – Ke. For more details, see note 17 of the Financial Statements of 2021.

Table 19: Reprofiling RBSE – R$ million:

REPROFILED Financial Component	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	639	886	1,648	1,648	1,648	1,648	1,648
ELECTRONORTE	278	393	769	769	769	769	769
ELECTROSUL	161	215	360	360	360	360	360
FURNAS	806	1,199	2,635	2,635	2,635	2,635	2,635
Total	1,884	2,693	5,411	5,411	5,411	5,411	5,411
Economic Component	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1,091	1,091	654	654	654	654	654
ELECTRONORTE	562	562	242	242	242	242	242
ELECTROSUL	187	187	69	69	69	69	69
FURNAS	1,785	1,785	1,136	1,136	1,136	1,136	1,136
Total	3,625	3,625	2,102	2,102	2,102	2,102	2,102

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	33

Marketletter 4Q21

Total RBSE after REPROFILING	Cycle 2021-2022	2022-2023	2023-2024	2024-2025	2025-2026	2026-2027	2027-2028
CHESF	1,730	1,976	2,302	2,302	2,302	2,302	2,302
ELECTRONORTE	841	955	1,011	1,011	1,011	1,011	1,011
ELECTROSUL	348	402	430	430	430	430	430
FURNAS	2,590	2,984	3,771	3,771	3,771	3,771	3,771
Total	5,509	6,318	7,513	7,513	7,513	7,513	7,513

The above amounts include TFSEE (Electric Power Services Inspection Fee) charges and resources for R&D and Energy Efficiency, and do not include PIS and Cofins. In addition, the data refer to the tariff cycle and not to the calendar year.

The values approved in the reprofiling were updated by the IPCA.

Amortizations RBSE 2021- R$ thousand

	Chesf	CGT Electrosul	Electronorth	Furnas	Total
2021	2,304,174	472,674	1,109,202	3,522,630	7,408,680

Note: TFSEE and R&D's values are included. PIS and COFINS are not included.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	34

Marketletter 4Q21

1.4. Investments

Table 20: Investments by Segment - R$ million

Investment (Corporate + Partnerships)	Invested 1Q21	Invested 2Q21	Invested 3Q21	Invested 4Q21	Invested 2021	Budgeted PDNG 4T21	% achievement 4Q21	Budgeted PDNG 2021	% achievement 2021

Generation	314	529	572	872	2,287	2,183	40%	5,065	45%
Corporate Expansion	145	329	431	598	1,502	1,255	48%	3,173	47%
Maintenance	130	152	139	253	674	416	61%	1,138	59%
SPEs - contributions	19	17	2	22	59	78	28%	294	20%
SPEs - acquisitions	21	31	-	-	52	435	0%	459	11%
Transmission	142	360	378	982	1,863	767	128%	2,497	75%
Corporate Expansion	16	38	34	19	107	33	59%	124	86%
Reinforcements and Improvements	96	213	300	449	1,057	303	148%	1,379	77%
Maintenance	30	27	44	90	191	93	97%	315	61%
SPEs - contributions	-	-	-	206	206	47	439%	47	439%
SPEs - acquisitions	1	83	-	218	302	292	75%	631	48%
Others*	65	91	75	297	528	163	182%	684	77%
Total	522	981	1,024	2,151	4,678	3,113	69%	8,245	57%

Others: Research, Infrastructure, Environmental Quality

* For further details of investments, by subsidiary or by project, see Annex 3 to this Investor Report, to be released in March 2022.

In 2021, R$ 4,678 million of the R$ 8,245 million budgeted for the year were invested.

In Generation, the total investment was R$ 2,287 million, with emphasis on: Angra-3 R$ 1,240 million, representing 44% of the total budget for 2021, referring to the resumption of the works, with resources from Eletrobras Holding contributions. The main highlight is the completion of the bidding process for the hiring of a company to resume the civil work and part of the electromechanical assembly, an initiative that integrates the plan to accelerate the critical path of the plant. At the Santa Cruz Thermal Power Plant, Furnas form realized R$ 187 million, with 100% of its budget planned for 2021. The annual budget was used for the implementation of the Combined Cycle of the Santa Cruz Thermoelectric Power Plant. In addition, we highlight the expansion of the Generation Capacity of the Curuá-Una Hydroelectric Power Plant (PA), from Eletronorte: R$ 53 million made and investment in maintenance of chesf's Generation System totaling R$ 162 million. The investments were made in the modernization and digitization of the Sobradinho UhE, Paulo Afonso EPHE, and several projects in several Chesf plants. In SPEs, SPEs – The main achievements in 2021 was the acquisition of a stake in the Complex Pindaí wind farm by Chesf, totaling R$ 20.6 million, and the acquisition of a stake in the Serra do Facão E.U. by Furnas, for a total of R$ 31 million, both in line with the planned value for the year.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	35

Marketletter 4Q21

In Transmission, the total investment was R$ 1,863 million, with emphasis on Reinforcements and Improvements, with investments of R$ 1,057 million, with chesf's largest achievement, totaling R$ 610 million (87%), distributed in several projects, which resulted in more than 2,500 works executed, such as the revitalization of transmission lines, improvements in protection systems, automation and telecommunications etc. In expansion, Chesf carried out R$ 106 million whose main works in progress are the LT São Luiz II/ São Luiz III projects; LT Paraiso Açu C3; LT Pau Ferro/Santa Rita C1; LT Mossoro/Açu C2 and LT Banabuiu/ Russas 230K C2.

In transmission maintenance, Furnas made R$ 127 million (55%) and Eletronorte with R$ 58 million (70%).

In SPES, we highlight CGT Eletrosul, which acquired CEEE's participation in SPES TSLE and FOTE, for the incorporation of assets, totaling R$ 301 million. A contribution was also made for the settlement of Debentures of TSLE in a total of R$ 196 million, not foreseen.

Investment Frustrations

In generation, there was total frustration of R$2,778 million in 2021, especially the Angra 3 nuclear power plant, representing 74% of all frustration, equivalent to R$ 1,573 million. In Angra 1 and 2 plants, there was the frustration of R$ 256 million, due to difficulties in the supplier market, delay in the supply of quotations, lack of raw materials, and delay in delivery of imported equipment and components, as well as prioritization of operational maintenance activities. In the generation SPEs, there was total frustration of R$ 643 million, especially Furnas, which had a total of R$ 406 million planned for the acquisition of stakes in SPEs that did not occur in the period.

In Transmission, there was total frustration of R$ 634 million in 2021, with R$ 98 million in reinforcements and improvement due to problems faced by some substations, frustration of R$ 93 at Chesf due to delays in supplies and increased prices of raw materials and frustration of R$ 76 million in Furnas due to delays in bidding and issuance of environmental licenses. In addition, Furnas had planned a budget of R$ 294 million for acquisitions of new transmission projects, which did not occur in the period.

1.5. Commercialization

1.5.1. ENERGY Sold in 4Q21 - Generators - TWh

In terms of the evolution of the energy market, Eletrobras Companies, in 4Q21, sold 49.0 TWh of energy, against 52.9 TWh traded in the same period of the previous year, representing a drop of 7.4%. These volumes include the energies sold from the plants under the quota regime, renewed by Law 12.783/2013, as well as by the plants under the operating regime (ACL and ACR).

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	36

Marketletter 4Q21

Sales: includes developments under Law 13.182/15

Average ACR Prices on the chart do not include Itaipu and Quotas (O&M). They include Electronuclear.

1.5.2. Energetic Balance

Table 21: Energetic Balance
Energy Balance (MWmed)	2021	2022	2023	2024	2025

Ballast	9,282	9,399	9,324	9,312	8,825
Own Resources (1)	8,099	8,226	8,226	7,930	7,930
Energy Purchase	1,183	1,097	1,086	895	895
Sales	7,281	6,409	6,027	4,853	3,444
ACL - Bilateral Contracts + MCP held	5,244	3,875	2,701	1,519	1,522
ACR - Except quotas	2,037	2,152	2,152	1,925	1,925
Average Selling Price R$/MWh	241.34	219.85	228.84	228.30	228.23
Average Purchase Price R$/MWh	288.77	254.82	257.00	247.84	247.84
Average Selling Price R$/MWh (2)	194.38	175.34	173.06	179.90	179.85
Average Purchase Price R$/MWh (2)	263.66	235.84	236.30	236.30	236.30
Balance (Ballast - Sales)	2,001	2,991	3,297	4,460	5,381
Discontracted Energy*	22%	32%	35%	48%	61%

* The uncontracted portion includes energy reserved for the company's hedge, strategically defined according to gsf estimate for the period.

Contracts concluded by 31/12/2021.

The developments of Law 14,182/2021, the process of descotization of the plants under the regime of Physical Guarantee Quotas and the creation of the new state-owned company are not being considered in the balance sheet.

Portions of Physical Guarantee Quotas and Nuclear Energy Quotas are not included in the balance sheet.

In the Average Sales Prices are not being considered the enterprises under physical guarantee quotas and nuclear energy quotas.

In the Own Resources, for hydroelectric projects, an estimate of GFIS2 was considered, that is, the Physical Guarantee considering the Adjustment Factors due to Internal Losses, Losses in the Basic Network and Availability.

1)       The extension of the grant term of the Mascarenhas de Moraes and Tucuruí UHEs was considered according to the provisions of ANEEL Homologatory Resolution No. 2,932 of September 14, 2021.

Regarding the PIEs of which Amazonas GT (incorporated by Eletronorte) buys energy and passes on to the Distributor, it was considered the reversal of assets for Eletronorte from the date of the termination of current contracts (May/2015), and considered new sales contracts for the Distributor from that date, according to instructions of MP 855/2018.

2)       Not considered in the prices of purchase and sale of energy, the prices of contracts of Amazonas GT (incorporated by Eletronorte), including the contracts of PIEs, arising from the process of deverticalization of Amazonas Distribuidora, it is worth mentioning that, in this case, the operations of purchase and sale of energy do not reflect economic impact ("pass-through").

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	37

Marketletter 4Q21

Physical and Nuclear Power Warranty Quotas (MWmed)	2021	2022	2023	2024	2025
Physical Guarantee Quotas of Hydroelectric Power Plants (3)	7,464	7,464	7,451	7,451	7,451
Nuclear Power Quotas	1,573	1,573	1,573	1,573	1,573
3)	Total Physical Guarantee Amounts of the enterprises. It was considered the concession under provisional administration of the Jaguari UHE remaining until 2022.

Considered only existing CCGF, different from the publications until 2Q21, which considered the end of the contracts of the Mascarenhas de Moraes HCC, in Jan/2024, and the Tucuruí HUP, in August/2024, and from these dates, these plants were considered in the Regime of Physical Guarantee Quotas.

With the developments of Law 14,182/2021 and the process of destitution of the plants under the regime of Physical Guarantee Quotas, the following scenario is presented considering its effectiveness:
Scenario Law 14,182/2021 (MWmed)	2021	2022	2023	2024	2025
Physical Guarantee Quotas of Hydroelectric Power Plants (3) (4)	7,464	7,464	5,961	4,470	2,980
Descotization (5)	0	0	1,332	2,663	3,995
New Grants (6)	0	0	5,728	5,728	5,728

4)	Total Physical Guarantee Amounts of the enterprises. Descotization occurring gradually over 5 years from 2023.
5)	Total Physical Guarantee Amounts of the enterprises. In descotization, the plants currently under quota regime will have a new concession under the regime of Independent Energy Producer - PIE, occurring gradually in 5 years from 2023. The Physical Guarantee values were defined in Ordinance GM/MME No. 544/21.
6)	Total Physical Guarantee Amounts of the enterprises. Considered new concession grants from 2023 for the Sobradinho, Itumbiara, Tucuruí, Curuá-Una and Mascarenhas de Moraes plants, whose Physical Guarantee values were defined in Ordinance GM/MME No. 544/21. Regardless of what is observed in item (1).

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	38

Marketletter 4Q21

2.
Result Analysis
of the Parent Company

In 4Q21, Eletrobras Holding posted net income of R$602 million, a reduction of 68% compared to the net income of R$1,879 million in 4Q20. The 4Q21 result was decisively influenced by: (i) Equity Equity Result, in the amount of R$ 2,203 million in 4ITR21, while in 4Q20 it was 3,568 million, a reduction of R$ 1,365 million, mainly influenced by the subsidiary Eletrosul , which has a variation mainly due to the recording of active deferred tax credits in 4Q20, which did not occur in 4Q21; (ii) contingencies of R$728 million, of which R$803 million refer to a compulsory loan; (iii) a deterioration in the financial result of R$1,007 million, partially offset by: (iv) the positive effect of the holding by the holding company of R$439 million in receivables from Amazonas Energia (R$420 million) and Roraima Energia (R$ 19 million), arising from Fixed Assets in Progress - AIC of said distributors, accounted for on the base date of February 2017, but not priced in the privatization value of said distributors and which were contractually expected to be paid after recognition by Aneel at BRRL; (v) reduction in personnel costs of -R$104 million, with emphasis on -R$91 million resulting from the reduction in actuarial liabilities resulting from the migration of 67 participants from DB – defined benefit to CD – defined contribution, generating “shortening of the liability” (reduction of liabilities), as there was a drop in the projected flow of benefit payments, resulting in an actuarial gain perceived in the 4Q21 result.

Evolution of Results - R$ million

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	39

Marketletter 4Q21

2.1       Shareholdings in the Parent Company

In 4Q21, the results of Equity Interests positively impacted the Parent Company's results of R$ 2,203 million, resulting from the equity result of investments in subsidiaries and affiliates, while the result in 4Q20 was R$ 4,178 million (the value of 4Q20 was resubmitted due to the remeasurement of the transmission assets – see Note Explicative 4.4 of the Financial Statements). The highlight for improvement in chesf results (+R$ 3,323 million), Eletronorte (4ITR21 went to R$1,204 million from 4ITR20 R$ 761 million). Furnas (4ITR21 went to R$73 million from 4ITR20 (R$ 241 million)) and partially offset by the lower result in CGT Eletrosul (4ITR21 went to (R$124 million) from 4ITR20 1,560 million).

2.2       Operating Provisions of the Parent Company

In 4Q21, the Operating Provisions negatively impacted the Parent Company's results by R$ 1,389 million, compared to a positive reversal of R$ 2,497 million in 4Q20. This variation is mainly explained by: (i) negative effect on provisions for judicial contingencies, with emphasis on compulsory loan lawsuits in the amount of R$ 803 million, compared to a provision of R$ 2,251 million in 4Q20; and (ii) R$ 620 million of provision of credits to be received against Amazonas Energia, with R$ 572 million estimating the risk of prospective default and the difference only in real default.

Tabela 22: Operating Provisions (R$ milhões)

Operating Provisions
	4T21	4T20
Guarantees	2	11
Contingencies	-728	-2,260
PCLD - Financing and Loans	-625	140
Investment Losses	-20	-363
Provision for Implementation of Shares - Compulsory Loan	-15	8
ANEEL Provision - CCC	-	-45
Other	-2	-12
TOTAL	-1,389	-2,497

2.3       Parent Company's Financial Results

The financial result decreased by R$ 1,007 million, mainly due to: (i) passive exchange variation, which went from R$ 365 million in 4Q20 to R$ -91 million in 4Q21 due to the variation in the dollar of -7.87%, in 4Q20 and 2.59% in 4Q21, (ii) net monetary restatement, which went from R$ 334 to R$ 1 million, due to a reduction of R$ 160 million referring to Eletronorte's retained dividends (years 2018 and 2019), which were allocated to the end of 2020 by the subsidiary (with no corresponding effect in 4Q21) and a reduction of R$ 141 million in revenue from monetary variation on CCC credits assumed by Eletrobras due to the privatization process of the companies of distribution. In addition, in 4Q21 there were definite losses recognized in 3Q21 on CCC credits, given the conclusion of the process of monitoring reimbursements by ANEEL. Finally, it should be noted that the monetary variation on the "inefficiency" balance was also negatively affected due to CNPE Resolution No. million, and (iii) recording of a financial expense of R$350 million, arising from the Debt Renegotiation Agreement with Eletronorte, referring to obligations to pay dividends from previous years, which included the reduction (receipt) of a credit with Eletrobras itself.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	40

Marketletter 4Q21

Table 23: Financial Results (R$ million)

FINANCIAL RESULT	4T21	4T20
Financial Revenues
Interest income, commissions and fees	240	252
Revenue from financial investments	85	-58
Increased moratorium on electricity	46	-
Interest Income on Dividends	15	65
Other financial revenues	87	39

Financial Expenses
Debt charges	-400	-362
Leasing charges	-1	-1
Remuneration for Thermonuclear Plant Decommissioning Fund	-21	111
Charges on shareholder resources	-1	-
Other financial expenses	-507	-216

Financial Itens, net
Monetary variations	1	269
Exchange variations	-91	365
Financial Result	-545	462

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	41

Marketletter 4Q21

3.General
Information

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	42

Marketletter 4Q21

Capital Stock

Eletrobras' capital stock, on December 31, 2021, totaled R$ 39,057 billion, represented by 1,568,930,910 shares, of which 1,288,842,596 are common shares and 280,088,314 are preferred shares.

Table 24: Social Capital Structure
Eletrobras Capital Stock

Equity position at 12/31/2021			% Capital

Shareholders	Quant.	Value (R$)	Species/Classe	Total

ORDINARY	1,288,842,596	32,084,698,524.23	100.00%	82.15%
Federal Government	667,888,884	16,626,555,917.17	51.82%	42.57%
BNDESPAR	141,757,951	3,528,950,032.66	11.00%	9.04%
BNDES	74,545,264	1,855,744,316.08	5.78%	4.75%
Citibank (ADR's Depositary Bank)	52,065,112	1,296,119,035.28	4.04%	3.32%
Iberclear as Latibex	340,835	8,484,812.85	0.03%	0.02%
FIA Dynamics and Banclass	65,536,875	1,631,487,726.37	5.08%	4.18%
FND	45,621,589	1,135,712,719.15	3.54%	2.91%
FGHAB	1,000,000	24,894,194.70	0.08%	0.06%
Northeast Bank	1,420,900	35,372,161.25	0.11%	0.09%
Other	238,665,186	5,941,377,608.72	18.52%	15.21%

PREF. A	146,920	3,657,455.09	100.00%	0.01%
Victor Adler	52,200	1,299,476.96	35.53%	0.00%
Shareholders to Identify	42,451	1,056,783.46	28.89%	0.00%
Other	52,269	1,301,194.66	35.58%	0.00%

PREF. B	279,941,394	6,968,915,567.21	100.00%	17.84%
Citibank (ADR's Depositary Bank)	5,340,887	132,957,081	1.91%	0.34%
Iberclear as Latibex	139,153	3,464,102	0.05%	0.01%
BNDESPAR	18,691,102	465,299,932.37	6.68%	1.19%
BNDES	18,262,671	454,634,487.64	6.52%	1.16%
3G Radar Funds	30,890,676	768,998,503	11.03%	1.97%
Shareholders to Identify	2,035,995	50,684,456	0.73%	0.13%
Federal Government	494	12,297.73	0.00%	0.00%
Other	204,580,416	5,092,864,707.99	73.08%	13.04%
Total	1,568,930,910	39,057,271,546.52	-	100.00%

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	43

Marketletter 4Q21

Asset Behavior Analysis

Shares

Table 25: B3, ELET3 and ELET6
Price and Volume	(R$) ELET3 (Shares ON)	(R$) ELET6 (Shares PN)	(pts.) IBOV (Index)	(pts.) IEE (Index)
Closing Price on 12/31/2021	33.41	33.01	104,822	76,305
Maximum in the quarter	40.61	40.55	114,648	80,439
Average in the quarter	35.11	34.79	106,742	76,795
Minimum in the quarter	32.07	31.72	100,775	74,371

Variation in 4Q21	-13.2%	-14.7%	-5.5%	-2.5%
Variation in the last 12 months	-2.0%	-3.5%	-11.9%	-7.9%
Average Daily Traded Volume 4Q21 (R$ million)	188.1	96.2	-	-
(1)	The closing price of preferred and common shares and Net Income per share. Accrued net income for the last 12 months was taken into account for the calculation;
(2)	The closing price of preferred and common shares and End-of-period Book Value per share.
Evolution of Shares Traded at B3

Source: AE Broadcast

Index number 09/30/2020 = 100 and ex-dividend values.

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	44

Marketletter 4Q21

ADR Programs

Tabela 26: NYSE, EBRN and EBRB
Price and Volume	(US$) NYSE EBRN	(US$) NYSE EBRB
Closing Price on 12/31/2021	6.09	6.00
Maximum in the quarter	7.41	7.51
Average in the quarter	6.32	6.26
Minimum in the quarter	5.68	5.61

Variation in 4Q21	-14.2%	-16.9%
Variation in the last 12 months	-6.5%	-8.5%
Average Daily Traded Volume 4Q21 (R$ million)	9,976	119

Evolution of Shares Traded in ADR

Source: AE Broadcast

Index number 12/31/2020 = 100

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	45

Marketletter 4Q21

Latibex - Madrid Stock Exchange

Tabela 27: LATIBEX, XELTO E XELTB
Price and Volume	(€) LATIBEX XELTO	(€) LATIBEX XELTB
Closing Price on 12/31/2021	5.25	5.00
Maximum in the quarter	6.45	6.55
Average in the quarter	5.54	5.66
Minimum in the quarter	5.10	5.00

Variation 4Q21	-14.6%	-18.0%
Variation in the last 12 months	-6.2%	-10.7%
Average Daily Traded Volume 4Q21 (R$ million)	7.0	6.7

Evolution of Foreign Currencies

Index number 12/31/2020 = 100.

Source: Central Bank

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	46

Marketletter 4Q21

Number of employees

PARENT COMPANY

Table 28: Employees by Working Time
Time worked in the company (years)	4Q21
Until 5	21
6 to 10	38
11 to 15	382
16 to 20	150
21 to 25	19
More than 25	59
Total	669

Table 29: EMPLOYEES BY FEDERATION STATE
Federation State	4Q21
Rio de Janeiro	653
São Paulo	0
Brasília	15
Expatriate	1
Total	669

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	47

Marketletter 4Q21

Balance sheet

(R$ Thousand)
Asset	Parent Company		Consolidated
	12.31.2021	12.31.2020	12.31.2021	12.31.2020
CURRENT
Cash and cash equivalents	7,384	21,630	192,659	286,607
Restricted cash	2,544,594	3,412,292	2,544,594	3,573,362
Marketable securities	6,026,365	7,740,051	15,640,776	13,670,058
Customers	719,906	481,109	5,094,976	5,971,657
Asset contractual transmission	-	-	7,356,356	10,364,908
Loans and financing	2,275,301	5,937,323	1,251,766	4,748,651
Equity Pay	5,028,731	4,720,491	443,142	675,510
Taxes to recover	456,725	519,200	755,906	833,960
Income tax and social contribution	640,191	829,569	1,487,777	1,292,750
Reimbursement rights	741,225	-	768,848	4,684
Warehouse	293	305	627,573	509,991
Nuclear fuel stock	-	-	487,895	428,340
Derivative financial instruments	-	-	690,333	317,443
Others	685,320	1,683,297	2,014,705	1,855,175
Asset held for sale	289,331	289,331	387,690	289,331

	19,415,396	25,634,598	39,744,996	44,822,437

NON CURRENT
LONG-TERM REALIZABLE
Reimbursement rights	5,529,316	5,583,447	5,627,386	5,583,447
Loans and financing	8,180,605	11,197,073	4,591,761	6,176,238
Customers	-	-	993,080	1,061,899
Marketable securities	398,280	322,884	1.093.476	692.536
Nuclear fuel stock	-	-	1,490,820	1,264,780
Taxes to recover	3,365	2,781	449,258	430,045
Income tax and social contribution deferred	-	-	1,500,987	2,068,894
Guarantees and Linked Deposits	6,393,647	4,676,895	8,247,485	6,752,685
Asset contractual transmission	-	-	52,158,612	41,023,616
Financial assets – Concessions and Itaipu	428,685	1,103,034	2,601,027	3,199,751
Derivative financial instruments	-	-	653,022	310,100
Advances for future capital increase	3,932,463	1,223,108	-	1,541
Decommissioning Fund	2,055,713	1,753,827	2,055,713	1,753,827
Others	2,024,412	1,153,411	1,087,508	1,286,546
	28,946,666	27,016,460	82,550,135	71,606,085
INVESTIMENTS	88,740,622	77,538,694	27,647,781	29,089,522
FIXED ASSEST NET	235,453	244,673	33,367,981	32,662,912
INTANGIBLE	61,387	42,974	4,992,176	785,493
TOTAL NON-CURRENT ASSETS	117,984,128	104,842,801	147,863,245	133,144,012
TOTAL ASSETS	137,399,524	130,477,399	188,303,069	178,966,449

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	48

Marketletter 4Q21

(R$ thousand)
Liabilities and Shareholder’s Equity	Parent Company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
CURRENT
Financing, loans and debentures	5,310,178	7,984,194	8,234,753	11,410,751
Compulsory loan	1,216,335	1,047,109	1,216,335	1,047,109
Suppliers	773,858	705,908	4,031,532	3,904,051
Advances from customers	1,370,946	1,060,770	1,460,455	1,134,845
Taxes payable	259,336	335,432	804,485	1,194,042
Income tax and social contribution	-	-	19,624	319,435
Onerous contracts	-	-	10,517	40,196
Remuneration to shareholders	1,381,111	1,530,718	1,406,891	1,547,158
Financial liabilities – Concessions and Itaipu	578,626	647,214	578,626	647,214
Estimated liabilities	153,568	167,344	1,602,947	1,454,148
Reimbursement Obligations	836,744	1,373,656	859,003	1,618,508
Post-employment benefits	-	-	233,304	192,209
Provisions for contingencies	2,267,649	1,332,779	2,267,649	1,722,562
Regulatory charges	-	-	542,913	586,845
Lease	7,773	7,595	209,774	217,321
Others	64,061	111,998	236,183	353,580
	14,220,185	16,304,717	23,714,991	27,389,974
Liabilities associated with assets held for sale	-	-	168,381	-
	14,220,185	16,304,717	23,883,372	27,389,974
NON-CURRENT
Financing and loans and Debentures	19,294,960	20,014,081	35,780,892	35,591,282
Suppliers	-	-	16,555	16,556
Advances from customers	-	-	186,348	290,870
Obligation for asset retirement	-	-	3,268,301	3,040,011
Provisions for contingencies	23,666,275	16,526,961	31,142,222	24,108,078
Post-employment benefits	885,455	1,131,997	5,851,502	6,824,632
Provision for unsecured liabilities	-	-	708,516	4,191
Onerous contracts	-	-	428,164	414,705
Reimbursement obligations	-	-	-	22,259
Lease	40,560	48,333	693,710	835,873
Grants payable – Use of public goods	-	-	81,655	65,954
Advances for future capital increase	77,336	74,060	77,336	74,060
Derivative financial instruments	-	-	-	10,014
Regulatory charges	-	-	649,341	744,442
Taxes payable	-	-	260,612	182,179
Income tax and social contribution	569,816	650,523	7,244,737	3,705,055
Outhers	2,523,733	2,248,420	1,613,042	1,895,020
TOTAL NON-CURRENT LIABILITIES	47,058,135	40,694,375	88,002,933	77,825,181

EQUITY
Share capital	39,057,271	39,057,271	39,057,271	39,057,271
Capital reserves	13,867,170	13,867,170	13,867,170	13,867,170
Profit reserves	30,890,165	28,908,054	30,890,165	28,908,054
Others comprehensive income accumulated	-7,963,402	-8,354,188	-7,693,402	-8,354,188
Non-controlling share	-	-	295,560	272,987

TOTAL SHAREHOLDERS’ EQUITY	76,121,204	73,478,307	76,416,764	73,751,294
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	137,399,524	130,477,399	188,303,069	178,966,449

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	49

Marketletter 4Q21

Income Statement

(R$ thousand)

	Parent Company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
NET OPERATING REVENUE	1,365,825	297,036	37,616,241	29,080,513
Operating Costs
Personnel, Material and Services	-	-	-3,528,181	-3,309,522
Energy purchased for resale	-1.273.156	-175,124	5,932	-2,400,358
Charges upon use of the electricity network	-	-	-2,461,443	-2,500,315
Fuel for electricity production	-	-	-2,338,395	-2,092,135
Construction	-	-	-1,395,066	-966,443
Depreciation	-	-	-1,639,879	-1,637,730
Amortization	-	-	-268,669	-59,275
Operating provisions/reversals net	-	-	177,482	-302,563
Other Costs	-	-	-512,830	-158,679
GROSS RESULT	92,669	121,912	25,655,192	15,653,493
Operating Expenses
Personnel, Material and Services	-551,426	-657,204	-3,998,259	-3,669,866
Depreciation	-11,841	-12,802	-147,561	-133,912
Amortization	-11	-11	-25,350	-31,952
Donations and contributions	-87,399	-105,174	-164,696	-167,408
Operating provisions/reversals net	-12,254,011	-3,608,305	-15,070,521	-7,070,988
Others	-257,986	-169,354	-1,135,154	-1,870,450
	-13,162,674	-4,552,850	-20,541,541	-12,944,576
Regulatory Remeasurements - Transmission Contracts	-	-	4,858,744	4,228,338
OPERATING INCOME BEFORE FINANCIAL RESULT	-13,070,005	-4,430,938	9,972,395	6,937,255
Financial Results
Financial Revenues
Income from interest, commissions and fees	937,275	1,367,694	692,767	863,828
Income from financial investments	291,494	695,384	637,001	972,602
Increased moratorium on electricity	69,273	1,525	325,943	341,672
Active monetary updates	1,383,457	1,073,322	1,690,933	1,161,004
Active exchange variations	1,788,917	5,253,760	1,729,815	5,115,712
Dividend Interest Revenue	224,481	-	-15,129	-
Gains on derivatives	-	-	879,553	332,017
Other financial revenues	215,680	177,028	482,707	343,688
Financial Expenses
Debt charges	-1,445,438	-1,700,741	-2,740,371	-2,853,532
Leasing charges	-4,859	-5,562	-449,295	-367,234
Charges on shareholder resources	-3,276	-23,814	-3,826	-81,766
Passive monetary updates	-1,482,606	-722,574	-1,852,581	-877,628
Passive exchange variations	-2,095,356	-5,232,661	-2,133,384	-5,659,849
Losses on derivatives	-	-	-153,727	-
Other financial expenses	-1,014,390	-1,042,058	-1,146,745	-962,160
	-1,135,348	-158,697	-2,056,339	-1,671,646
INCOME BEFORE EQUITY	-14,205,353	-4,589,635	7,916,056	5,265,609
RESULTS OF EQUITY	18,640,740	10,928,323	1,867,546	1,670,903
OTHER INCOME AND EXPENSES	1,210,754	-	1,210,754	16,134
OPERATING RESULTS BEFORE TAXES	5,646,141	6,338,688	10,994,356	6,952,646
Current Income Tax and Social Contribution	-	-	-1,457,752	-2,418,461
Deferred Income Tax and Social Contribution	-	-	-3,822,971	1,853,128
NET INCOME	5,646,141	6,338,688	5,713,633	6,387,313

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	50

Marketletter 4Q21

Cash Flow Statement

(R$ thousand)

	Parent Company		Consolidated
	12.31.21	12.31.20	12.31.21	12.31.20
Operating activities
Income before income tax and social contribution	5,646,141	6,338,688	10,994,356	6,952,646
Adjustments to reconcile income to cash provided by operations:
Depreciation and amortization	11,852	12,812	2,081,459	1,862,869
Net exchange and monetary changes	405,588	-371,847	565,217	260,761
Financial charges	291,817	362,423	2,515,854	2,438,704
Income from equity method	-18,640,740	-10,928,323	-1,867,546	-1,670,903
Other Revenue & Expenses	-1,210,754	-	-1,210,754	-16,134
Contractual revenue - Transmission	-	-	-17,450,333	-12,247,523
Construction revenue - Generation	-	-	-82,205	-37,800
Regulatory Remeasurements - Transmission Contracts	-	-	-4,858,744	-4,228,338
Construction cost - transmission	-	-	1,312,861	928643
Operating allowances (reversals)	12,254,011	3,608,305	14,893,039	7,373,552
Interest of non-controlling shareholders	-	-	-	-73,699
GSF Reimbursement	-	-	-4,265,889	-
Financial instruments - derivatives	-	-	-725,826	-332,017
Others	-292,735	255,443	2,564,191	221,811
	-7,180,961	-7,061,187	-6,528,676	-5,520,074
(Increases)/decreases in operating assets
Customers	-	-1	1,705,583	-1,454,193
Marketable and securities	1,638,290	-952,915	-2,511,670	-3,580,871
Right to reimbursement	-	-	-22,909	76,487
Warehouse	12	-33	-719,144	-38,167
Nuclear fuel inventory	-	-	-285,595	-313,743
Financial assets - Itaipu	605,581	746,673	605,581	746,673
Assets held for sale	-	317,440	-	2,314,709
Hydrological Risk	-	-	1,787	41,243
Others	1,322,091	301,232	1,551,932	116,654
	3,565,974	412,396	325,565	-2,091,208
Increases/(decreases) in operating liabilities
Suppliers	67,950	186,075	99,527	781,295
Advances	-	-	-	-73,748
Lease	-	5,562	-	402,881
Estimated liabilities	-13,776	20,238	233,086	94,915
Indemnification obligations	-	-	-	267,111
Sectorial charges	-	-	-82,459	-26,627
Liabilities associated with assets held for sale	-	-	-	-1,661,335

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	51

Marketletter 4Q21

Others	485,574	334,585	-201,425	-710,077
	539,748	546,460	48,729	-925,585

Payment of financial charges	-1,328,795	-923,272	-2,545,474	-1,701,076
Receipt of RAP and indemnities	-	-	14,832,701	14,596,560
Receipt of financial charges	861,026	1,114,743	567,736	662,713
Payment of income tax and social contribution	-172,502	-203,217	-2,483,129	-3,537,980
Receipt of return on investments in equity interests	7,302,271	4,679,285	2,175,585	1,195,566
Payment of supplementary social security	-21,595	-13,057	-418,059	-305,292
Payment of judicial contingencies	-3,355,498	-3,175,996	-6,228,610	-3,247,582
Guarantees and escrow deposits	-2,462,388	-940,782	-2,510,119	-951,327
Net cash provided by (used in) operating activities	3,393,421	774,063	8,230,605	5,127,361

Financing activities
Loans and financing obtained and debentures obtained	2,700,000	5,193,319	4,828,697	9,157,888
Payment of loans and financing and debentures – main	-7,181,654	-9,230,730	-8,429,427	-12,613,613
Payment of remuneration to shareholders	-3,813,501	-2,579,118	-3,747,606	-2,593,945
Payment of financial leases	-12,454	-13,136	-600,470	-556,876
Others	-	-	-499,734	-82,424
Net cash provided by (used in) financing activities	-8,307,609	-6,629,666	-8,448,540	-6,688,970
Investment activities
Granting of loans and financing	-	-	-	-
Receipt of loans and financing	7,581,413	6,224,747	4,834,033	4,138,002
Acquisition of fixed assets	-2,621	-1,529	-2,573,439	-2,254,786
Acquisition of intangible assets	-18,424	-23,466	-118,805	-142,003
Acquisition/capital contribution in equity interests	-3,744	-	-274,354	-68,169
Acquisition of contractual assets	-		-1,299,710	-928,643
Granting of advance for future capital increase	-2,656,682	-1,280,200	-	-6,780
Disposal of investments in equity interests	-	939,479	-	941,779
Others	-	-	-443,738	-166,491
Net cash provided by (used in) investment activities	4,899,942	5,859,031	123,987	1,512,909

Increase (decrease) in cash and cash equivalents	-14,246	3,428	-93,948	-48,700

Cash and cash equivalents at the beginning of the year	21,630	18,202	286,607	335,307
Cash and cash equivalents at the end of the year	7,384	21,630	192,659	286,607
	-14,246	3,427	-93,948	-48,700

MARKETLETTER 4Q2021 Disclaimer: This material contains calculations that may not produce a precise sum or result due to rounding performed. .	52

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 19, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.